Exhibit 99.1

SECURITIES PURCHASE AGREEMENT

This SECURITIES PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of February 4, 2021 by and among Silence Therapeutics plc, a public limited company incorporated under the laws of England and Wales (the “Company”), and the Investors identified on Exhibit A attached hereto (each an “Investor” and collectively the “Investors”).

RECITALS

A.The Company and the Investors are executing and delivering this Agreement in reliance upon the exemption from securities registration afforded by the provisions of Section 4(a)(2) of the 1933 Act (as defined below) and Rule 506 of Regulation D (“Regulation D”) as promulgated by the SEC (as defined below) under the 1933 Act.

B.The Investors wish to purchase from the Company, and the Company wishes to sell and issue to the Investors, upon the terms and subject to the conditions stated in this Agreement, an aggregate of 2,022,218 (the “Private Placement ADSs”) American Depositary Shares of the Company (“ADSs”), each representing three ordinary shares, nominal value £0.05 per share, of the Company (the “Ordinary Shares”).

C.The Private Placement ADSs will be issued pursuant to that certain deposit agreement, dated as of September 4, 2020 (the “Deposit Agreement”), by and among the Company, The Bank of New York Mellon as depositary (the “Depositary”), and all Holders and Beneficial Owners of ADSs issued thereunder. The Company shall, following subscription by the Investors of the Private Placement ADSs, deposit, on behalf of the Investors, the Ordinary Shares underlying the Private Placement ADSs (the “Private Placement Shares”) with The Bank of New York Mellon, Manchester, as custodian for the Depositary (the “Custodian”), which shall issue and deliver the Private Placement ADSs to the Investors.

D.Contemporaneously with the sale of the Private Placement ADSs, the parties hereto will execute and deliver a Registration Rights Agreement, substantially in the form attached hereto as Exhibit B (the “Registration Rights Agreement”), pursuant to which the Company will agree to provide certain registration rights in respect of the Private Placement Shares under the 1933 Act.

In consideration of the mutual promises made herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.Definitions.  For the purposes of this Agreement, in addition to the terms defined above, the following terms shall have the meanings set forth below:

“1933 Act” means the Securities Act of 1933, as amended, or any successor statute, and the rules and regulations promulgated thereunder.

“1934 Act” means the Securities Exchange Act of 1934, as amended, or any successor statute, and the rules and regulations promulgated thereunder.

“ADRs” means American Depositary Receipts.

“Affiliate” means, with respect to any Person, any other Person which directly or indirectly through one or more intermediaries Controls, is controlled by, or is under common Control with such Person.

“AIM” means AIM, a market operated by London Stock Exchange plc.

“AIM Rules for Companies” means the AIM Rules for Companies published by London Stock Exchange plc, as in force from time to time.

“Applicable Laws” has the meaning set forth in Section 4.26.

“Authorizations” has the meaning set forth in Section 4.26.

“Business Day” means a day, other than a Saturday or Sunday, on which banks in New York City and London are open for the general transaction of business.

“Closing” has the meaning set forth in Section 3.1.

“Closing Date” has the meaning set forth in Section 3.1.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Covered Person” means, with respect to the Company as an “issuer” for purposes of Rule 506 promulgated under the 1933 Act, any Person listed in the first paragraph of Rule 506(d)(1).

“Company’s Knowledge” means the actual or constructive knowledge of any director or executive officer (as defined in Rule 405 under the 1933 Act) of the Company.

“Companies Act” means the UK Companies Act 2006.

“Control” (including the terms “controlling,” “controlled by” or “under common control with”) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Disqualification Event” has the meaning set forth in Section 4.31.

“DTRs” means the Disclosure Guidance and Transparency Rules of the FCA.

“EDGAR System” has the meaning set forth in Section 4.8.

“Employee Benefit Plan” means each plan, fund, policy, program, arrangement or agreement, including any fringe benefit plan or program, health, medical, dental and life insurance benefits, disability benefits, bonus or incentive plan, option, restricted share, equity or share based award, bonus, vacation pay, bonus program, service award, relocation or moving expense, deferred bonus plan, severance plan, salary continuation plan, salary reduction agreement, retirement or pension plan, deferred compensation plan, change-of-control agreement, employment agreement or consulting agreement, which in each case, is sponsored, maintained or contributed to (or is required to be sponsored, maintained or contributed to) by the Company for the benefit of any current or former directors, officers, employees, consultants, independent contractors or other individual service providers of a the Company.

“Exempt Issuance” has the meaning set forth in Section 7.7.

“FCA” means the UK Financial Conduct Authority.

“FSMA” means the UK Financial Services and Markets Act 2000.

“IFRS” has the meaning set forth in Section 4.15.

“Governmental Authority” means any federal, state, local or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations or orders of such organization or authority have the force of law), or any arbitrator, court or tribunal of competent jurisdiction.

“Intellectual Property” has the meaning set forth in Section 4.13.

“Investor Questionnaire” means the Investor Questionnaire substantially in the form attached hereto as Exhibit C.

“Lock-Up Period” has the meaning set forth in Section 7.7.

“MAR” means the Market Abuse Regulation (EU) No. 596/2014 as retained by the United Kingdom, as amended by the Market Abuse (Amendment) (EU Exit) Regulations 2019 (SI 2019/310).

“Material Adverse Effect” means any event, occurrence, fact, condition or change that is, or could reasonably be expected to become, individually or in the aggregate, materially adverse to (i) the assets, liabilities, results of operations, prospects, condition (financial or otherwise) or business of the Company and its subsidiaries taken as a whole, (ii) the legality or enforceability of any of the Transaction Documents or (iii) the ability of the Company to perform its obligations under the Transaction Documents, except that for purposes of Section 6.1(i) of this Agreement, in no event shall a change in the market price of the Ordinary Shares or ADSs alone constitute a “Material Adverse Effect” (provided that the underlying causes of such a change may be taken into account in determining whether a Material Adverse Effect has occurred).

“Material Contract” means any contract, instrument or other agreement to which the Company is a party or by which it is bound that has been filed or was required to have been filed as an exhibit to the SEC Filings pursuant to Item 601(b)(4) or Item 601(b)(10) of Regulation S-K.

“Nasdaq” means the Nasdaq Capital Market.

“Ordinary Share Equivalents” means any securities of the Company which would entitle the holder thereof to acquire at any time Ordinary Shares, including those represented by ADSs,

or, without limitation, any debt, preferred shares, rights, options, warrants or other instrument that are at any time convertible into or exchangeable for, or otherwise entitles the holder thereof to receive, Ordinary Shares.

“Person” means an individual, corporation, partnership, limited liability company, trust, business trust, association, joint stock company, joint venture, sole proprietorship, unincorporated organization, governmental authority or any other form of entity not specifically listed herein.

“PFIC” means a “passive foreign investment company” as defined in Section 1297 of the Code.

“Placement Agent” means William Blair & Company, L.L.C.

“Press Release” has the meaning set forth in Section 10.7.

“Principal Trading Market” means the Trading Market on which the ADSs are primarily listed on and quoted for trading, which, as of the date of this Agreement and the Closing Date, is Nasdaq.

“Prospectus Regulation” means Regulation (EU) 2017/1129.

“Prospectus Regulation Rules” means the Prospectus Regulation Rules of the FCA, as amended.

“Redesignated ADSs” has the meaning set forth in Section 7.6(c)

“Regulatory Authorities” has the meaning set forth in Section 4.27.

“Required Investors” has the meaning set forth in the Registration Rights Agreement.

“SEC” means the U.S. Securities and Exchange Commission.

“SEC Filings” has the meaning set forth in Section 4.7.

“Short Sales” means all “short sales” as defined in Rule 200 of Regulation SHO under the 1934 Act (but shall not be deemed to include the location and/or reservation of borrowable Ordinary Shares or ADSs).

“Trading Day” means (i) a day on which the ADSs are listed or quoted and traded on the Principal Trading Market (other than the OTC Bulletin Board), or (ii) if the ADSs are not listed on a Trading Market (other than the OTC Bulletin Board), a day on which the ADSs are traded in the over-the-counter market, as reported by the OTC Bulletin Board, or (iii) if the ADSs are not quoted on any Trading Market, a day on which the ADSs are quoted in the over-the-counter market as reported in the “pink sheets” by OTC Markets Group Inc. (or any similar organization or agency succeeding to its functions of reporting prices); provided, that in the event that the ADSs are not listed or quoted as set forth in (i), (ii) or (iii) hereof, then Trading Day shall mean a Business Day.

“Trading Market” means whichever of the New York Stock Exchange, the NYSE American, the Nasdaq Global Select Market, the Nasdaq Global Market, the Nasdaq Capital Market or the OTC Bulletin Board on which the ADSs are listed or quoted for trading on the date in question.

“Transaction Documents” means this Agreement and the Registration Rights Agreement.

“Transfer Taxes” has the meaning set forth in Section 4.10.

“UK Prospectus Regulation” means the Prospectus Regulation as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

“UK Published Information” means all announcements released by the Company via a regulatory information service and all documents uploaded to the website of the Company maintained for the purposes of Rule 26 of the AIM Rules for Companies since June 30, 2020.

2.Purchase and Sale of the Private Placement ADSs. On the Closing Date, upon the terms and subject to the conditions set forth herein, the Company will issue and sell, and the Investors will, severally and not jointly, purchase the number of Private Placement ADSs set forth opposite the name of such Investor under the heading “Number of Private Placement ADSs to be Purchased” on Exhibit A attached hereto, at a price per ADS equal to $22.50.

3.Closing.

3.1.Upon the satisfaction of the conditions set forth in Sections 6.1 and 6.2, the completion of the purchase and sale of the Private Placement ADSs (the “Closing”) shall occur remotely via exchange of documents and signatures at a time (the “Closing Date”) to be agreed to by the Company and the Investors but (i) in no event earlier than the second Business Day after the date hereof and (ii) in no event later than the fifth Business Day after the date hereof, and of which the Investors will be notified in advance by the Placement Agent.

3.2.On or prior to the Closing Date, each Investor shall deliver or cause to be delivered to the Company, via wire transfer of immediately available funds pursuant to the wire instructions delivered to such Investor by the Company on or prior to the Closing Date, an amount equal to the purchase price to be paid by the Investor for the Private Placement ADSs to be acquired by it as set forth opposite the name of such Investor under the heading “Aggregate Purchase Price” on Exhibit A attached hereto.

3.3.At the Closing, the Company shall deliver the Private Placement Shares to the Custodian and shall deliver or cause to be delivered to each Investor a number of Private Placement ADSs registered in the name of the Investor (or its nominee in accordance with its delivery instructions) equal to the number of Private Placement ADSs set forth opposite the name of such Investor under the heading “Number of Private Placement ADSs to be Purchased” on Exhibit A attached hereto. The Private Placement ADSs shall be delivered via a book-entry record through the Depositary. Unless the Company and an Investor otherwise mutually agree with respect to such Investor’s Private Placement ADSs, at Closing, settlement shall occur on a “delivery versus payment” basis.

4.Representations and Warranties of the Company.  The Company hereby represents and warrants to the Investors that, except as described in the UK Published Information and/or the Company’s SEC Filings (as defined below), which qualify these representations and warranties in their entirety:

4.1.Organization, Good Standing and Qualification.  The Company has been duly incorporated and is validly existing as a public limited company under the laws of England and Wales and has the corporate power and authority to carry on its business as now conducted and to own or lease its properties and to enter into and perform its obligations under the Transaction Documents.  The Company is duly qualified to do business as a foreign corporation and is in good standing in each other jurisdiction in which such qualification is required. The Company’s subsidiaries are duly incorporated or organized, as the case may be, and are validly existing and in good standing under the laws of their jurisdiction of incorporation or formation and have the requisite power and authority to carry on their business as now conducted and to own or lease their properties.  The Company’s subsidiaries are duly qualified to do business as foreign corporations (as applicable) and are in good standing in each jurisdiction in which such qualification is required.

4.2.Authorization.  The Company has the requisite corporate power and authority and has taken all requisite corporate action necessary for, and no further action on the part of the Company, its officers, directors and shareholders is necessary for, (i) the authorization, execution and delivery of the Transaction Documents, (ii) the authorization of the performance of all obligations of the Company hereunder or thereunder, (iii) the authorization, issuance (or reservation for issuance) and delivery of the Private Placement ADSs and (iv) the allotment and issue of the Private Placement Shares. The Transaction Documents have been duly executed and delivered by the Company and constitute the legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability, relating to or affecting creditors’ rights generally and to general equitable principles.

4.3.Capitalization.  The Company’s disclosure of its issued and outstanding share capital in its most recent SEC Filing containing such disclosure was accurate in all material respects as of the date indicated in such SEC Filing. Except for share options approved pursuant to Company share-based compensation plans and warrants described in the UK Published Information and/or the SEC Filings, there are no outstanding warrants, options, convertible securities or other rights, agreements or arrangements of any character under which the Company is or may be obligated to issue any equity securities of any kind, except as contemplated by this Agreement. There are no voting agreements, buy-sell agreements, option or right of first purchase agreements or other agreements of any kind among the Company and any of the securityholders of the Company relating to the securities of the Company held by them. There are no securities or instruments containing anti-dilution or similar provisions that will or may be triggered by the issuance of the Private Placement ADSs. Except as provided in the Registration Rights Agreement and in Section 7.7, by and among the Company and certain investors signatory thereto, no Person has the right (i) to require the Company to register any securities of the Company under the 1933 Act, whether on a demand basis or in connection with the registration of securities of the Company for its own account or for the account of any other Person or (ii) to prohibit the Company from filing a registration statement under the 1933 Act.

4.4.Valid Issuance.  The Private Placement ADSs have been duly authorized and, when issued and delivered against payment therefor pursuant to this Agreement, will be validly issued, fully paid and not subject to any call for the payment of further capital and will be free of any liens, encumbrances, preemptive rights, rights of first refusal or other similar rights to subscribe for or purchase the Private Placement ADSs, except for restrictions on transfer set forth in the Transaction Documents or imposed by applicable securities laws, and the Private Placement ADSs, will rank equally in all respects with the existing ADSs. The Private Placement Shares may be freely deposited by the Company with the Depositary or its nominee against issuance of the Private Placement ADSs evidencing such Ordinary Shares, as contemplated by the Deposit Agreement. The Private Placement Shares have been duly and validly authorized for allotment, issuance and sale (including pursuant to section 551 of the Companies Act), and, when allotted and issued and delivered by the Company against payment therefor pursuant to the Transaction Documents, will be validly allotted and issued and fully paid, and will not be subject to any call for further payment of capital and shall be free and clear of all pledges, liens, security interests, charges, claims, encumbrances and restrictions (other than those created by the Investors), except for restrictions on transfer set forth in the Transaction Documents or imposed by applicable securities laws. The allotment, issuance and sale of the Private Placement Shares is not subject to any pre-emption rights (save to the extent validly disapplied), rights of first refusal or other similar rights to subscribe for or purchase such shares (including those provided by section 561(1) of the Companies Act, in relation to which section the directors of the Company have been validly empowered under section 570 of the Companies Act to allot such shares as if section 561 did not apply). The Private Placement Shares will rank equally in all respects with the existing issued Ordinary Shares.

4.5.Consents.  The execution, delivery and performance by the Company of the Transaction Documents and the offer, issuance and sale of the Private Placement ADSs and the issue of the Private Placement Shares require no consent of, action by or in respect of, or filing with, any Person, governmental body, agency, or official other than (a) filings made pursuant to applicable securities laws, (b) post-sale filings pursuant to applicable state and federal securities laws, (c) filings made to the Registrar of Companies in the UK with respect to the allotment and issue of the Private Placement Shares, (d) filings pursuant to the AIM Rules for Companies for the admission of the Private Placement Shares and filings pursuant to the rules and regulations of Nasdaq and (e) filing of the registration statement required to be filed by the Registration Rights Agreement, each of which the Company has filed or undertakes to file within the applicable time.

4.6.No Material Adverse Change.  Since June 30, 2020, except as identified and described in the UK Published Information and/or the SEC Filings filed at least one Trading Day prior to the date hereof, there has not been:

(i)any change in the consolidated assets, liabilities, financial condition or operating results of the Company from that reflected in the financial statements included in the Company’s interim report for the six months ended June 30, 2020 filed with the SEC on September 14, 2020, except for changes in the ordinary course of business which have not had and could not reasonably be expected to have a Material Adverse Effect, individually or in the aggregate;

(ii)any satisfaction or discharge of any lien, claim or encumbrance or payment of any obligation by the Company, except in the ordinary course of business and which is not material to the assets, properties, financial condition, operating results or business of the Company (as such business is presently conducted);

(iii)any material change to any Material Contract or arrangement by which the Company is bound or to which any of its assets or properties is subject;

(iv)any material transaction entered into by the Company other than in the ordinary course of business;

(v)any other event or condition of any character that has had or could reasonably be expected to have a Material Adverse Effect.

4.7.SEC Filings and AIM filings.  The Company has filed or furnished all reports, schedules, forms, statements and other documents required to be filed by the Company under the 1933 Act and the 1934 Act, including pursuant to Section 13(a) or 15(d) thereof, for the one year period preceding the date hereof (or such shorter period as the Company was required by law or regulation to file such material) (collectively, the “SEC Filings”).  At the time of filing or furnishing thereof, the SEC Filings complied in all material respects with the requirements of the 1933 Act or the 1934 Act, as applicable, and the rules and regulations of the SEC thereunder. The Company has published all documents required to be published, and made public all information required to be disclosed, under the AIM Rules for Companies, MAR and the DTRs (to the extent applicable to the Company).

4.8.No Conflict, Breach, Violation or Default.  The execution, delivery and performance of the Transaction Documents by the Company and the issuance and sale of the Private Placement ADSs and the issuance of the Private Placement Shares, in each case in accordance with the provisions thereof, will not, except (solely in the case of clauses (i)(b) and (ii)) for such violations, conflicts or defaults as could not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect, (i) conflict with or result in a breach or violation of (a) any of the terms and provisions of, or constitute a default under, the Company’s Articles of Association, as in effect on the date hereof (a true and complete copy of which has been made available to the Investors through the Electronic Data Gathering, Analysis, and Retrieval system (the “EDGAR System”)), or (b) assuming the accuracy of the representations and warranties of the Investors in Section 5, any applicable statute, rule, regulation or order of any governmental agency or body or stock exchange or any court, domestic or foreign, having jurisdiction over the

Company or its subsidiaries, or any of their assets or properties, or (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, result in the creation of any lien, encumbrance or other adverse claim upon any of the properties or assets of the Company or its subsidiaries or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, any Material Contract.

4.9.Tax Matters.

(a)The Company and its subsidiaries have timely prepared and filed all material tax returns required to have been filed by them with all appropriate governmental agencies and timely paid all material taxes shown thereon or otherwise owed by them.  There are no material unpaid assessments against the Company nor, to the Company’s Knowledge, any audits by any federal, state or local taxing authority.  All material taxes that the Company is required to withhold or to collect for payment have been duly withheld and collected and paid to the proper governmental entity or third party when due.  There are no tax liens pending or, to the Company’s Knowledge, threatened against the Company or any of its assets or property.  With the exception of agreements or other arrangements that are not primarily related to taxes entered into in the ordinary course of business, there are no outstanding tax sharing agreements or other such arrangements between the Company and any other corporation or entity (other than a subsidiary of the Company).

(b)Neither the Company nor any subsidiary has received written notice of any claim by any governmental authority in any other jurisdiction that it does not file a tax return that it is or may be subject to taxation by that jurisdiction.

(c)Neither the Company nor any of its subsidiaries is liable for tax of another person (including under Treasury Regulations Section 1.1502-6 or any comparable provision of local, state or non-U.S. Law) whether as a successor or transferee, by operation of law, or by contract (other than contracts the principal purpose of which is unrelated to taxes).

4.10.Transfer Taxes.  Provided that (i) the Private Placement Shares are admitted to trading on AIM but are not listed on any market (with the term “listed” being construed in accordance with section 99A of the UK Finance Act 1986) and (ii) any instrument of transfer for the Private Placement ADSs (or any American Depositary Receipt evidencing a Private Placement ADS) is executed, delivered and retained outside the United Kingdom, no documentary, registration, transfer, stamp, stamp duty reserve, or other similar taxes or duties (“Transfer Taxes”) are required to be paid in the United States or in the United Kingdom by or on behalf of the Investors of the Placement Agent in connection with (i) the issuance and delivery of the Private Placement Shares by the Company to the Depositary in the manner prescribed by the Deposit Agreement against the issuance of the Private Placement ADSs, (ii) the issuance and delivery of the Private Placement ADSs (or the ADRs evidencing the Private Placement ADSs) by the Depositary to or for the account of the Investors in the manner contemplated by this Agreement and the Deposit Agreement or (iii) the execution and delivery of this Agreement.

4.11.Title to Properties.  The Company and its subsidiaries have good and marketable title to all real properties and all other properties and assets owned by them, in each case free from liens, encumbrances and defects; and the Company and its subsidiaries hold any leased real or personal property under valid and enforceable leases with no exceptions.

4.12.Certificates, Authorities and Permits.  The Company possesses adequate certificates, authorities or permits issued by appropriate governmental agencies or bodies necessary to conduct the business now operated by it, except where failure to so possess would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect.  The Company has not received any written notice of proceedings relating to the revocation or modification of any such certificate, authority or permit.

4.13.Intellectual Property; Data Privacy.  The Company and its subsidiaries own, possess, license or have other rights to use, all confidential information, formulas, designs, devices, research and development, methods, processes, compositions and other trade secrets, whether or not patentable; and patented and patentable designs and inventions, all design, plant and utility patents, letters patent, utility models, pending patent applications and provisional applications and all issuances, divisions, continuations, continuations-in-part, reissues, extensions, reexaminations and renewals of such patents and applications, trade and service marks, trade and service mark registrations, trade names, copyrights, licenses, inventions, trade secrets, technology, know-how and other intellectual property (collectively, the “Intellectual Property”) necessary for the conduct of the Company’s business in all material respects as now conducted or as proposed in the SEC Filings to be conducted.  (a) Except as described in the SEC filings, there are no rights of third parties to any such Intellectual Property owned by the Company and its subsidiaries, including no liens, security interests or other encumbrances; (b) to the Company’s Knowledge, there is no material infringement by third parties of any such Intellectual Property; (c) there is no pending, or to the Company’s Knowledge, threatened action, suit, proceeding or claim by others challenging the Company’s rights in or to any such Intellectual Property; (d) there is no pending or, to the Company’s Knowledge, threatened action, suit, proceeding or claim by others challenging the validity or scope of any such Intellectual Property, including interferences, oppositions, reexaminations or government proceedings; (e)  to the Company’s Knowledge, the Company’s Intellectual Property as currently owned, licensed or used by the Company or proposed to be used, and the Company’s conduct of its business as currently conducted and proposed to be conducted do not infringe, violate or misappropriate the Intellectual Property of any Person. The Company has not received any communication, and no action has been instituted, settled or, to the Company’s Knowledge, threatened that alleges any such infringement, violation or misappropriation, and none of the Company’s Intellectual Property are subject to any outstanding governmental order; (f) each employee and consultant of the Company has entered into an invention assignment agreement with the Company and, to the Company’s Knowledge, no employee of the Company is in or has been in violation of any term of any employment contract, patent disclosure agreement, invention assignment agreement, non-competition agreement, non-

solicitation agreement, nondisclosure agreement or any restrictive covenant to or with a former employer where the basis of such violation relates to such employee’s employment with the Company; and (g) to the Company’s Knowledge (but without any duty to perform a special inquiry or search), the Company has disclosed to the United States Patent and Trademark Office all information that it reasonably believes is material to the patentability of all non-provisional patent applications included in the Intellectual Property as they currently exist.

4.14.Legal Proceedings. There are no legal, governmental or regulatory investigations, actions, suits or proceedings (each, an “Action”) pending or, to the Company’s knowledge, threatened to which the Company or its subsidiaries are a party or to which any property of the Company or its subsidiaries are subject.  Except as disclosed in the SEC filings, there are no outstanding governmental orders and no unsatisfied judgments, penalties or awards against or affecting the Company or any of its properties or assets.

4.15.Financial Statements.  The financial statements included in each SEC Filing comply in all material respects with applicable accounting requirements and the rules and regulations of the SEC with respect thereto as in effect at the time of filing (or to the extent corrected by a subsequent restatement) and present fairly, in all material respects, the consolidated financial position of the Company as of the dates shown and its consolidated results of operations and cash flows for the periods shown, subject in the case of unaudited financial statements to normal, immaterial year-end audit adjustments, and such consolidated financial statements have been prepared in conformity with International Financial Reporting Standards applied on a consistent basis during the periods involved as issued by the European Union and the International Accounting Standards Board (“IFRS”) (except as may be disclosed therein or in the notes thereto, and except that the unaudited financial statements may not contain all footnotes required by IFRS).  Except as set forth in the financial statements of the Company included in the SEC Filings filed prior to the date hereof, the Company has not incurred any liabilities, contingent or otherwise, except those incurred in the ordinary course of business, consistent (as to amount and nature) with past practices since the date of such financial statements, none of which, individually or in the aggregate, have had or would reasonably be expected to have a Material Adverse Effect. The financial statements included in the most recent UK annual report published by the Company give a true and fair view of the profits and losses and cash flows for such financial year and of the state of affairs of the Company and its subsidiaries as at the end of such financial year.

4.16.Insurance Coverage.  The Company maintains in full force and effect insurance coverage that is customary for comparably situated companies for the business being conducted and properties owned or leased by the Company.

4.17.Compliance with Exchange Listings.  The Company is in compliance with applicable Nasdaq continued listing requirements.  There are no proceedings pending or, to the Company’s Knowledge, threatened against the Company relating to the continued listing of the ADSs on Nasdaq and the Company has not received any notice of the delisting of the ADSs from Nasdaq.  The Company is in compliance with the AIM Rules for

Companies, FSMA, MAR, the UK Prospectus Regulations, the Prospectus Regulation Rules and the DTRs (to the extent applicable to the Company).  There are no proceedings pending or, to the Company’s Knowledge, threatened against the Company relating to the continued admission of the Ordinary Shares to AIM and the Company has not received any notice of the cancellation of the Ordinary Shares from trading on AIM.

4.18.Brokers and Finders.  Other than the Placement Agent and such other placement agents as the Company may engage in connection with the transactions contemplated by this Agreement, no Person will have, as a result of the transactions contemplated by the Transaction Documents, any valid right, interest or claim against or upon the Company or an Investor for any commission, fee or other compensation pursuant to any agreement, arrangement or understanding entered into by or on behalf of the Company.  No Investor shall have any obligation with respect to any fees, or with respect to any claims made by or on behalf of other Persons for fees, in each case of the type contemplated by this Section 4.18 that may be due in connection with the transactions contemplated by this Agreement or the Transaction Documents.

4.19.No Directed Selling Efforts or General Solicitation.  Neither the Company nor any Person acting on its behalf has conducted any general solicitation or general advertising (as those terms are used in Regulation D promulgated under the 1933 Act) in connection with the offer or sale of any of the Private Placement ADSs.

4.20.No Integrated Offering.  Assuming the accuracy of the representations and warranties of the Investors set forth in Section 5, neither the Company nor its subsidiaries nor any Person acting on their behalf has, directly or indirectly, made any offers or sales of any Company security or solicited any offers to buy any Company security, under circumstances that would adversely affect reliance by the Company on Section 4(a)(2) and Regulation D for the exemption from registration for the transactions contemplated hereby or would require registration of the Private Placement ADSs or Private Placement Shares under the 1933 Act.

4.21.Private Placement.  Assuming the accuracy of the representations and warranties of the Investors set forth in Section 5, the offer and sale of the Private Placement ADSs to the Investors as contemplated hereby is exempt from the registration requirements of the 1933 Act and will not require the publication of a prospectus by the Company under the UK Prospectus Regulations and the Prospectus Regulation Rules.  The issuance and sale of the Private Placement ADSs does not contravene the rules and regulations of Nasdaq.

4.22.Questionable Payments.  Neither the Company nor its subsidiaries nor, to the Company’s Knowledge, any of their current directors, officers, employees, agents or other Persons acting on behalf of the Company or its subsidiaries, has on behalf of the Company or its subsidiaries in connection with their business:  (a) used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity; (b) made any direct or indirect unlawful payments to any governmental officials or employees from corporate funds; (c) established or maintained any unlawful or unrecorded fund of corporate monies or other assets which is in violation of law; or (d) made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment of any nature.

4.23.Disclosures.  Neither the Company nor, to the Company’s Knowledge, any Person acting on its behalf has provided the Investors or their agents or counsel with any information that constitutes or would reasonably be expected to constitute material nonpublic information and/or inside information (as defined in Article 7 of MAR) concerning the Company or its subsidiaries, other than with respect to the transactions contemplated hereby, which will be disclosed in the Press Release (as defined below).  The SEC Filings and the UK Published Information, taken together, do not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein, in light of the circumstances under which they were made, not misleading.  The Company understands and confirms that the Investors will rely on the foregoing representations in effecting transactions in securities of the Company.

4.24.Required Filings.  Except for the transactions contemplated by this Agreement, including the acquisition of the Private Placement ADSs contemplated hereby, no event or circumstance has occurred or information exists with respect to the Company or its business, properties, operations or financial condition, which, under applicable law, rule or regulation, requires public disclosure or announcement by the Company but which has not been so publicly announced or disclosed (assuming for this purpose that the SEC Filings are being incorporated by reference into an effective registration statement filed by the Company under the 1933 Act).

4.25.Investment Company.  The Company is not required to be registered as, and immediately following the Closing will not be required to register as, an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

4.26.Healthcare Regulatory Compliance.  The Company (i) is and since January 1, 2018, has been in, as applicable, compliance with the Federal Food, Drug and Cosmetic Act (21 U.S.C. § 301 et seq.), the federal Anti-kickback Statute (42 U.S.C. § 1320a-7b(b)), and the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, the regulations promulgated pursuant to such laws, and comparable state laws (collectively, the “Applicable Laws”), except for such non-compliance as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect; (ii) has not received any written notice from any court or arbitrator or governmental or regulatory authority or third party alleging or asserting non-compliance with any Applicable Laws or any licenses, exemptions, certificates, approvals, clearances, authorizations, permits, registrations and supplements or amendments thereto required by any such Applicable Laws (“Authorizations”), except for such non-compliance as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect; (iii) possesses all material Authorizations and such Authorizations are valid and in full force and effect and are not in violation of any term of any such Authorizations, except for such violations as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect; (iv) has not received written notice of any claim, action, suit, proceeding, hearing, enforcement, investigation, arbitration or other action from any court or arbitrator or governmental or regulatory authority or third party alleging that any product, operation or activity is in material violation of any Applicable Laws or Authorizations nor, to the Company’s Knowledge, has any such claim, action, suit, proceeding, hearing, enforcement, investigation, arbitration or other action been threatened; (v) has not received written notice that any court or arbitrator or governmental or regulatory authority has taken, is taking or intends to take action to materially limit, suspend, materially modify or revoke any material Authorizations nor, to the Company’s Knowledge, has any such limitation, suspension, material modification or revocation been threatened; (vi) has filed, obtained, maintained or submitted all reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments as required by any Applicable Laws or Authorizations and that all such reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments were complete and accurate on the date filed in all respects (or were corrected or supplemented by a subsequent submission), except where failures to file, obtain, maintain, submit, correct or supplement the same would not, whether individually or in the aggregate, reasonably be expected to have a Material Adverse Effect; and (vii) is not a party to any corporate integrity agreements, monitoring agreements, consent decrees, settlement orders, or similar agreements with or imposed by any governmental or regulatory authority.

4.27.Tests and Preclinical and Clinical Trials.  The clinical trials and preclinical studies conducted by or on behalf of or sponsored by the Company, that are described in the SEC Filings or the results of which are referred to in the SEC Filings, as applicable, and are intended to be submitted to Regulatory Authorities as a basis for product approval, were and, if still pending, are being conducted in all material respects in accordance with all applicable statutes, rules and regulations of the U.S. Food and Drug Administration and comparable drug regulatory agencies outside of the United States to which such trials and studies are subject (collectively, the “Regulatory Authorities”), including, without limitation, 21 C.F.R. Parts 50, 54, 56, 58, and 312; the Company has no knowledge of any other trials the results of which are inconsistent with or otherwise call into question the results described or referred to in the SEC Filings; the Company has not received any written notices, correspondence or other communication from the Regulatory Authorities or any other governmental agency requiring the termination or suspension of any clinical trials or preclinical studies that are described in the SEC Filings or the results of which are referred to in the SEC Filings, and, to the Company’s Knowledge, there are no reasonable grounds for same.

4.28.Manipulation of Price.  The Company has not taken, and, to the Company’s Knowledge, no Person acting on its behalf has taken, directly or indirectly, any action designed to cause or to result in the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of any of the Private Placement ADSs or the Private Placement Shares.

4.29.Anti-Bribery and Anti-Money Laundering Laws.  Each of the Company, its subsidiaries and, to the Company’s Knowledge, any of their respective officers, directors, supervisors, managers, agents, or employees are and have at all times been in compliance with and the Company’s participation in the transactions contemplated by the Transaction Documents will not violate: (A) anti-bribery laws, including but not limited to, any applicable law, rule, or regulation of any locality, including but not limited to any law, rule, or regulation promulgated to implement the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, signed December 17, 1997, including the U.S. Foreign Corrupt Practices Act of 1977, as amended, the U.K. Bribery Act 2010, or any other law, rule or regulation of similar purposes and scope or (B) anti-money laundering laws, including, but not limited to, applicable federal, state, international, foreign or other laws, regulations or government guidance regarding anti-money laundering, including, without limitation, Title 18 U.S. Code sections 1956 and 1957, the Patriot Act, the Bank Secrecy Act, and international anti-money laundering principles or procedures by an intergovernmental group or organization, such as the Financial Action Task Force on Money Laundering, of which the United States is a member and with which designation the United States representative to the group or organization continues to concur, all as amended, and any executive order, directive, or regulation pursuant to the authority of any of the foregoing, or any orders or licenses issued thereunder.

4.30.OFAC. Neither the Company nor, to the Company’s Knowledge, any director, officer, agent, employee or Affiliate of the Company is currently subject to any U.S. sanctions administered or enforced by the Office of Foreign Assets Control of the U.S. Treasury Department, the United Nations Security Council, the European Union, Her Majesty’s Treasury, or other relevant sanctions authority.

4.31.No Bad Actors.  No “bad actor” disqualifying event described in Rule 506(d)(1)(i)-(viii) of the 1933 Act (a “Disqualification Event”) is applicable to the Company or, to the Company’s Knowledge, any Company Covered Person, except (i) for a Disqualification Event as to which Rule 506(d)(2)(ii–iv) or (d)(3) is applicable and (ii) no such representation is made with respect to the Placement Agent, or any of its general partners, managing members, directors, executive officers or other officers.

5.Representations and Warranties of the Investors.  Each of the Investors hereby severally, and not jointly, represents and warrants to the Company that:

5.1.Organization and Existence.  Such Investor is a duly incorporated or organized and validly existing corporation, limited partnership, limited liability company or other legal entity, has all requisite corporate, partnership or limited liability company power and authority to enter into and consummate the transactions contemplated by the

Transaction Documents and to carry out its obligations hereunder and thereunder, and to invest in the Private Placement ADSs pursuant to this Agreement, and is in good standing under the laws of the jurisdiction of its incorporation or organization.

5.2.Authorization.  The execution, delivery and performance by such Investor of the Transaction Documents to which such Investor is a party have been duly authorized and each has been duly executed and when delivered will constitute the valid and legally binding obligation of such Investor, enforceable against such Investor in accordance with their respective terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability, relating to or affecting creditors’ rights generally, and general principles of equity.

5.3.Purchase Entirely for Own Account.  The Private Placement ADSs to be received by such Investor hereunder will be acquired for such Investor’s own account, not as nominee or agent, for the purpose of investment and not with a view to the resale or distribution of any part thereof in violation of the 1933 Act, and such Investor has no present intention of selling, granting any participation in, or otherwise distributing the same in violation of the 1933 Act without prejudice, however, to such Investor’s right at all times to sell or otherwise dispose of all or any part of such Private Placement ADSs in compliance with applicable federal and state securities laws. The Private Placement ADSs are being purchased by such Investor in the ordinary course of its business. Nothing contained herein shall be deemed a representation or warranty by such Investor to hold the Private Placement ADSs for any period of time. Such Investor is not a broker-dealer registered with the SEC under the 1934 Act or an entity engaged in a business that would require it to be so registered.

5.4.Investment Experience.  Such Investor acknowledges that it can bear the economic risk and complete loss of its investment in the Private Placement ADSs and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment contemplated hereby.

5.5.Qualified Investor.

(a)If such Investor is a person in a member state of the European Economic Area, such investor is a “qualified investor” as defined in the Prospectus Regulation.

(b)If such Investor is a person in the United Kingdom, such investor is a “qualified investor” as defined in the UK Prospectus Regulation who (i) has professional experience in matters relating to investments falling within the definition of "investment professionals" in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order") and/or (ii) is a high net worth body corporate, unincorporated association and partnership and trustee of high value trusts as described in Article 49(2)(a) to (d) of the Order.

5.6.Disclosure of Information.  Such Investor has had an opportunity to receive, review and understand all information related to the Company requested by it and to ask questions of and receive answers from the Company regarding the Company, its business and the terms and conditions of the offering of the Private Placement ADSs, and has conducted and completed its own independent due diligence. Such Investor acknowledges that copies of the SEC Filings are available on the EDGAR System and that such Investor has access to the UK Published Information. Based on the information such Investor has deemed appropriate, it has independently (or together with its investment adviser) made its own analysis and decision to enter into the Transaction Documents.  Such Investor is relying exclusively on its own investment analysis and due diligence (and/or that of its investment adviser) (including professional advice it deems appropriate) with respect to the execution, delivery and performance of the Transaction Documents, the Private Placement ADSs and the business, condition (financial and otherwise), management, operations, properties and prospects of the Company, including but not limited to all business, legal, regulatory, accounting, credit and tax matters.  Such Investor has not relied on any information or advice furnished by or on behalf of the Placement Agent in connection with the transactions contemplated hereby.  Neither such inquiries nor any other due diligence investigation conducted by such Investor (or its investment adviser) shall modify, limit or otherwise affect such Investor’s right to rely on the Company’s representations and warranties contained in this Agreement.

5.7.Restricted Securities.  Such Investor understands that the Private Placement ADSs are characterized as “restricted securities” under the U.S. federal securities laws inasmuch as they are being acquired from the Company in a transaction not involving a public offering and that under such laws and applicable regulations such securities may be resold without registration under the 1933 Act only in certain limited circumstances.

5.8.Legends.  It is understood that, except as provided below, the Private Placement ADSs may bear the following or any similar legend:

(a)“The securities represented hereby have not been registered with the Securities and Exchange Commission or the securities commission of any state in reliance upon an exemption from registration under the Securities Act of 1933, as amended, and, accordingly, may not be transferred unless (i) such securities have been registered for sale pursuant to the Securities Act of 1933, as amended, (ii) such securities may be sold pursuant to Rule 144, or (iii) Silence Therapeutics plc has received an opinion of counsel reasonably satisfactory to it that such transfer may lawfully be made without registration under the Securities Act of 1933, as amended.”

(b)If required by the authorities of any state, the legend required by such state authority.

5.9.Accredited Investor.  Such Investor is (a) an “accredited investor” within the meaning of Rule 501(a) of Regulation D and (b) an “Institutional Account” as defined in FINRA Rule 4512(c).  Such Investor has executed and delivered to the Company the Investor Questionnaire, which such Investor represents and warrants is true, correct and complete.  Such investor is a sophisticated institutional investor with sufficient knowledge and experience in investing in private equity transactions to properly evaluate the risks and merits of its purchase of the Private Placement ADSs.

5.10.Independent Investment Decision.  Such Investor understands that nothing in this Agreement or any other materials presented by or on behalf of the Company to the Investor in connection with the purchase of the Private Placement ADSs constitutes legal, tax or investment advice.  Such Investor has consulted such legal, tax and investment advisors as it, in their sole discretion, has deemed necessary or appropriate in connection with its purchase of the Private Placement ADSs. Such Purchaser understands that the Placement Agent has acted solely as the agent of the Company in connection with the sale of the Private Placement ADSs hereunder and such Purchaser has not relied on the business or legal advice of the Placement Agent or any of its agents, counsel or Affiliates in making its investment decision hereunder.

5.11.UK Securities Requirements. Such Investor has complied and will comply with all applicable provisions of  the FSMA, the Financial Services Act 2012 and the DTRs with respect to anything done by the Investor in relation to the Private Placement ADSs in, from or otherwise involving the United Kingdom.

5.12. Compliance with Laws. Such Investor is authorized and entitled to acquire the Private Placement ADSs under the laws of all relevant jurisdictions that apply to it, has complied and will comply in all material respects with all such laws relating to the acquisition of the Private Placement ADSs (including, where applicable, MAR, the UK Proceeds of Crime Act 2002, the Terrorism Act 2000, the Money Laundering Regulations 2007 and any related or similar rules, regulations or guidelines administered or enforced by any governmental agency having jurisdiction in respect thereof) and has obtained all applicable consents which may be required in relation to the acquisition of the Private Placement ADSs.

5.13.Placement Agent.  Such Investor hereby acknowledges and agrees that (a) the Placement Agent is acting solely as placement agent in connection with the execution, delivery and performance of the Transaction Documents and is not acting as an underwriter or in any other capacity and is not and shall not be construed as a fiduciary for such Investor, the Company or any other person or entity in connection with the execution, delivery and performance of the Transaction Documents, (b) the Placement Agent has not made and will not make any representation or warranty, whether express or implied, of any kind or character, or has not provided any advice or recommendation in connection with the execution, delivery and performance of the Transaction Documents, (c) the Placement Agent will not have any responsibility with respect to (i) any representations, warranties or agreements made by any person or entity under or in connection with the execution, delivery and performance of the Transaction Documents, or the execution, legality, validity or enforceability (with respect to any person) thereof, or (ii) the business, affairs, financial condition, operations, properties or prospects of, or any other matter concerning the Company, and (d) the Placement Agent will not have any liability or obligation (including without limitation, for or with respect to any losses, claims, damages, obligations, penalties, judgments, awards, liabilities, costs, expenses or disbursements incurred by such Investor, the Company or any other person or entity), whether in contract, tort or otherwise, to such Investor, or to any person claiming through it, in respect of the execution, delivery and performance of the Transaction Documents.

5.14.No General Solicitation.  Such Investor did not learn of the investment in the Private Placement ADSs as a result of any general or public solicitation or general advertising, or publicly disseminated advertisements or sales literature, including (a) any advertisement, article, notice or other communication published in any newspaper, magazine, website, or similar media, or broadcast over television or radio, or (b) any seminar or meeting to which such Investor was invited by any of the foregoing means of communications.

5.15.Brokers and Finders.  Other than fees or other compensation owed to the Placement Agent and such other placement agents as the Company may engage in connection with the transactions contemplated by this Agreement, no Person will have, as a result of the transactions contemplated by the Transaction Documents, any valid right, interest or claim against or upon the Company or an Investor for any commission, fee or other compensation pursuant to any agreement, arrangement or understanding entered into by or on behalf of such Investor.

5.16.Short Sales and Confidentiality Prior to the Date Hereof.  Other than consummating the transactions contemplated hereunder, such Investor has not, nor has any Person acting on behalf of or pursuant to any understanding with such Investor, directly or indirectly executed any purchases or sales, including Short Sales, of the securities of the Company during the period commencing as of the time that such Investor was first contacted by the Company, a Placement Agent or any other Person regarding the transactions contemplated hereby and ending immediately prior to the date hereof.  Notwithstanding the foregoing, in the case of an Investor that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of such Investor’s assets and the portfolio managers have no direct knowledge of the investment decisions made by the portfolio managers managing other portions of such Investor’s assets, the representation set forth above shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Private Placement ADSs. Other than to other Persons party to this Agreement and other than to such Person’s affiliate or outside attorney, accountant, auditor or investment advisor only to the extent necessary to permit evaluation of the investment, and the performance of the necessary or required tax, accounting, financial, legal, regulatory or administrative tasks and services and other than as may be required by law or regulation, such Investor has maintained the confidentiality of all disclosures made to it in connection with this transaction (including the existence and terms of this transaction).  Notwithstanding the foregoing, for the avoidance of doubt, nothing contained herein shall constitute a representation or warranty, or preclude or prohibit any actions, with respect to the identification of, the availability of, or securing of, available shares to borrow in order to effect Short Sales or similar transactions in the future.

5.17.No Government Recommendation or Approval.  Such Investor understands that no United States federal or state agency, or similar agency of any other country, has reviewed, approved, passed upon, or made any recommendation or endorsement of the Company or the purchase of the Private Placement ADSs.

5.18.No Intent to Effect a Change of Control.  Such Investor has no present intent to effect a “change of control” of the Company as such term is understood under the rules promulgated pursuant to Section 13(d) of the 1934 Act.

5.19.Residency.  Such Investor’s office in which its investment decision with respect to the Private Placement ADSs was made is located at the address immediately below such Investor’s name on its signature page hereto.

5.20.No Conflicts.  The execution, delivery and performance by such Investor of the Transaction Documents and the consummation by such Investor of the transactions contemplated hereby and thereby will not (i) result in a violation of the organizational documents of such Investor or (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which such Investor is a party, or (iii) result in a violation of any law, rule, regulation, order, judgment or decree (including federal and state securities laws) applicable to such Investor, except in the case of clauses (ii) and (iii) above, for such conflicts, defaults, rights or violations which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of such Investor to perform its obligations hereunder.

5.21.No “Bad Actor” Disqualification. The Investor has not taken any of the actions set forth in, and is not subject to, the disqualification provisions of Rule 506(d)(1) of the 1933 Act, and the Investor’s responses in the questionnaire delivered to the Company by the Investor related to qualification under Rule 506(d)(1) remain true and correct as of the date hereof.

6.Conditions to Closing.

6.1.Conditions to the Investors’ Obligations.  The obligation of each Investor to purchase the Private Placement ADSs at the Closing is subject to the fulfillment to such Investor’s satisfaction, on or prior to the Closing Date, of the following conditions, any of which may be waived by such Investor (as to itself only):

(a)The representations and warranties made by the Company in Section 4 hereof shall be true and correct as of the date hereof and as of the Closing Date, as though made on and as of such date, except to the extent any such representation or warranty expressly speaks as of an earlier date, in which case such representation or warranty shall be true and correct as of such earlier date.  The Company shall have performed in all material respects all obligations and covenants herein required to be performed by it on or prior to the Closing Date.

(b)The Company shall have obtained any and all consents, permits, approvals, registrations and waivers necessary for the consummation of the purchase and sale of the Private Placement ADSs and the consummation of the other transactions contemplated by the Transaction Documents, all of which shall be in full force and effect.

(c)The Company shall have executed and delivered the Registration Rights Agreement.

(d)At least three Business Days prior to the Closing Date, the Company shall have submitted to London Stock Exchange plc an application for admission of the Private Placement Shares to AIM and neither Investec Bank plc (acting as the Company’s nominated advisor) nor the London Stock Exchange plc shall have raised an objection to such admission.

(e)No judgment, writ, order, injunction, award or decree of or by any court, or judge, justice or magistrate, including any bankruptcy court or judge, or any order of or by any Governmental Authority, shall have been issued, and no action or proceeding shall have been instituted by any Governmental Authority, enjoining or preventing the consummation of the transactions contemplated by the Transaction Documents.

(f)The Company shall have delivered a certificate, executed on behalf of the Company by its Chief Executive Officer or its Chief Financial Officer, dated as of the Closing Date, certifying to the fulfillment of the conditions specified in Subsections (a), (b), (e), (i) and (j) of this Section 6.1.

(g)The Company shall have delivered a certificate, executed on behalf of the Company by its Secretary, dated as of the Closing Date, certifying the resolutions adopted by the Board of Directors of the Company approving the transactions contemplated by the Transaction Documents and the issuance of the Private Placement ADSs and the Private Placement Shares.

(h)The Investors shall have received opinions from Cooley LLP and Cooley (UK) LLP, the Company’s counsel, dated as of the Closing Date, in form and substance reasonably acceptable to the Investors and addressing such legal matters as the Investors may reasonably request.

(i)There shall have been no Material Adverse Effect with respect to the Company since the date hereof.

(j)No stop order or suspension of trading shall have been imposed by Nasdaq, the SEC or any other governmental or regulatory body with respect to public trading in the ADSs and/or London Stock Exchange plc, the FCA or any other governmental or regulatory body with respect to public trading in the Ordinary Shares on AIM.

6.2.Conditions to Obligations of the Company.  The Company’s obligation to sell and issue the Private Placement ADSs at the Closing to each Investor is subject to the fulfillment to the satisfaction of the Company on or prior to the Closing Date of the following conditions, any of which may be waived by the Company:

(a)The representations and warranties made by such Investor in Section 5 hereof shall be true and correct as of the date hereof, and shall be true and correct as of the Closing Date with the same force and effect as if they had been made on and as of such date.  Such Investor shall have performed in all material respects all obligations and covenants herein required to be performed by such Investor on or prior to the Closing Date.

(b)Such Investor shall have executed and delivered the Registration Rights Agreement and the Investor Questionnaire.

(c)Such Investors shall have paid in full its purchase price for the Private Placement ADSs to the Company.

6.3.Termination of Obligations to Effect Closing; Effects.

(a)The obligations of the Company, on the one hand, and the Investors, on the other hand, to effect the Closing shall terminate as follows:

(i)Upon the mutual written consent of the Company and Investors that agreed to purchase at least a majority of the Private Placement ADSs on an as-converted- or as-exchanged-to Ordinary Shares basis to be issued and sold pursuant to this Agreement;

(ii)By the Company if any of the conditions set forth in Section 6.2 shall have become incapable of fulfillment, and shall not have been waived by the Company;

(iii)By an Investor (with respect to itself only) if any of the conditions set forth in Section 6.1 shall have become incapable of fulfillment, and shall not have been waived by such Investor; or

(iv)By either the Company or any Investor (with respect to itself only) if the Closing has not occurred on or prior to March 31, 2021 (so long as the party seeking to terminate has delivered the deliverables required to be delivered by it pursuant to Section 6.1 or Section 6.2, as applicable);

provided, however, that, except in the case of clauses (ii) and (iii) above, the party seeking to terminate its obligation to effect the Closing shall not then be in breach of any of its representations, warranties, covenants or agreements contained in this Agreement or the other Transaction Documents if such breach has resulted in the circumstances giving rise to such party’s seeking to terminate its obligation to effect the Closing.

(b)In the event of termination by the Company or any Investor of its obligations to effect the Closing pursuant to this Section 6.3, written notice thereof shall be given to the other Investors by the Company and the other Investors shall have the right to terminate their obligations to effect the Closing upon written notice to the Company.  Nothing in this Section 6.3 shall be deemed to release any party from any liability for any breach by such party of the terms and provisions of the Transaction Documents or to impair the right of any party to compel specific performance by any other party of its obligations under the Transaction Documents.

7.Covenants and Agreements of the Company.

7.1.No Conflicting Agreements.  The Company will not take any action, enter into any agreement or make any commitment that would conflict or interfere in any material respect with the Company’s obligations to the Investors under the Transaction Documents.

7.2.Nasdaq Listing.  The Company will use commercially reasonable efforts to continue the listing and trading of the ADSs on Nasdaq and, in accordance therewith, will use reasonable best efforts to comply in all material respects with the Company’s reporting, filing and other obligations under the rules and regulations of Nasdaq.

7.3.Admission to AIM. The Company will use commercially reasonable efforts to procure that the Private Placement Shares are admitted to trading on AIM by 8:00 am (UK time) on the Business Day following the Closing Date, including without limitation, maintaining the admission of such Private Placement Shares to trading on AIM until such Private Placement Shares are so admitted and promptly providing all information and documents, paying all relevant fees, giving all undertakings and doing all acts and things that may be reasonably required or that may be necessary in connection with the application for such admission of the Private Placement Shares to trading on AIM; to make the appropriate announcements through a regulatory information service of the issue of the Private Placement ADSs and the admission of the Private Placement Shares in accordance with the AIM Rules for Companies, MAR and the DTRs; and otherwise to comply with the AIM Rules for Companies, MAR, the UK Prospectus Regulation, the Prospectus Regulation Rules and the DTRs (to the extent applicable to the Company) in relation to the arrangements contemplated by this Agreement.

7.4.Reporting Status.  The Company shall timely file all reports required to be filed with the SEC pursuant to the 1934 Act, and the Company shall not terminate its status as an issuer required to file reports under the 1934 Act even if the 1934 Act or the rules and regulations thereunder would otherwise permit such termination.

7.5.Termination of Covenants.  The provisions of Sections 7.1, 7.2, 7.3 and 7.4 shall terminate and be of no further force and effect on the date on which the Company’s obligations under the Registration Rights Agreement to register or maintain the effectiveness of any registration covering the Registrable Securities (as such term is defined in the Registration Rights Agreement) shall terminate.

7.6.Removal of Legends.

(a)In connection with any sale, assignment, transfer or other disposition of the Private Placement ADSs by an Investor pursuant to Rule 144 or pursuant to any other exemption under the 1933 Act such that the purchaser acquires freely tradable ADSs and upon compliance by the Investor with the requirements of this Agreement, if requested by the Investor, the Company shall cause the Depositary to remove any restrictive legends related to the book entry account holding such ADSs and make a new, unlegended entry for such book entry ADSs sold or disposed of without restrictive legends within two (2) Trading Days of any such request therefor from such Investor, provided that the Company and the Depositary have timely received from the Investor customary representations and other documentation reasonably acceptable to the Company and the Depositary in connection therewith.

(b)Subject to receipt from the Investor by the Company and the Depositary of customary representations and other documentation reasonably acceptable to the Company and the Depositary in connection therewith, upon the earliest of such time as the Private Placement ADSs (i) have been sold pursuant to Rule 144 or (ii) are eligible for resale under Rule 144(b)(1) or any successor provision, the Company shall, in accordance with the provisions of this Section 7.6(b) and within two (2) Trading Days of any request therefor from an Investor accompanied by such customary and reasonably acceptable documentation referred to above, (A) deliver to the Depositary irrevocable instructions that the Depositary shall make a new, unlegended entry for such book entry ADSs, and (B) cause its counsel, subject to receipt by such counsel of such customary representations and other documentation reasonably requested by such counsel, to deliver to the Depositary one or more opinions to the effect that the removal of such legends in such circumstances may be effected under the 1933 Act if required by the Depositary to effect the removal of the legend in accordance with the provisions of this Agreement. ADSs subject to legend removal hereunder may be transmitted by the Depositary to the Investor by crediting the account of the Investor’s prime broker with the DTC System as directed by such Investor. The Company shall be responsible for the fees of the Depositary for which it is responsible in accordance with the Deposit Agreement and all DTC fees associated with such issuance.

(c)Each Investor, severally and not jointly with the other Investors, agrees with the Company (i) that such Investor will sell any Private Placement ADSs or any ADSs issued upon deposit of the Redesignated Shares (the “Redesignated ADSs”) pursuant to either the registration requirements of the 1933 Act, including any applicable prospectus delivery requirements, or an exemption therefrom, (ii) that if the Private Placement ADSs or any Redesignated ADSs are sold pursuant to a registration statement, they will be sold in compliance with the plan of distribution set forth therein and (iii) that if, after the effective date of the registration statement covering the resale of the Private Placement ADSs or Redesignated ADSs, such registration statement is not then effective and the Company has provided written notice to such Investor to that effect, such Investor will sell such Investor’s Private Placement ADSs or Redesignated ADSs only in compliance with an exemption from the registration requirements of the 1933 Act during the period such registration statement is not effective.

7.7.Subsequent Equity Sales. From the date hereof until the later to occur of (a) sixty (60) days after the Closing Date and (b) the effective date of the registration statement covering the resale of the Private Placement ADSs or Redesignated ADSs (the “Lock-Up Period”), without the consent of the Placement Agent, neither the Company nor any subsidiary shall (i) issue, enter into any agreement to issue or announce the issuance or proposed issuance of any Ordinary Shares or Ordinary Share Equivalents or (ii) file any registration statement, or any amendment or supplement thereto, other than pursuant to its obligations under the Registration Rights Agreement. Notwithstanding the foregoing, this Section 7.7 shall not apply in respect of an Exempt Issuance. For purposes of this Section 7.7, an “Exempt Issuance” means the issuance of (a) the Private Placement ADSs, Private Placement Shares, Redesignated Shares and Redesignated ADSs; (b) Ordinary Shares (including Ordinary Shares in the form of ADSs) or options or other awards to employees, officers or directors or consultants, advisors, or independent contractors of the Company pursuant to any share or option plan described in the UK Published Information and/or the SEC Filings; provided that any such securities carry no registration rights that require or permit the filing of any registration statement (other than Form S-8) in connection therewith during the Lock-Up Period; (c) Ordinary Shares (including Ordinary Shares in the form of ADSs) upon the exercise or exchange of or conversion of securities exercisable or exchangeable for or convertible into Ordinary Shares or ADSs issued and outstanding on the date of this Agreement, provided that such securities have not been amended since the date of this Agreement to increase the number of such securities or to decrease the exercise price, exchange price or conversion price of such securities (other than in connection with share splits or combinations or otherwise in accordance with their existing respective terms on the date of this Agreement) or to extend the term of such securities; and (d) the issuance of Ordinary Shares or ADSs in a transaction with an unaffiliated third party that includes a bona fide commercial relationship with the Company (including any joint venture, marketing or distribution arrangement, strategic alliance, collaboration agreement or corporate partnering, intellectual property license agreement or acquisition agreement or other strategic transaction or debt financing transaction with the Company); provided, however, that the aggregate number of Ordinary Shares and ADSs issued pursuant to this Section 7.7(d) during the Lock-Up Period shall not exceed 10% of the total number of Ordinary Shares and ADSs issued and outstanding immediately following the Closing.

7.8.Fees.  The Company shall be responsible for the payment of any placement agent’s fees, financial advisory fees, or broker’s commissions (other than for Persons engaged by any Investor) relating to or arising out of the transactions contemplated hereby, including, without limitation, any fees or commissions payable to the Placement Agent and such other placement agents as the Company may engage in connection with the transactions contemplated by this Agreement.

7.9.Use of Proceeds.  The net proceeds of the sale of the Private Placement ADSs hereunder shall be used by the Company to develop its clinical pipeline of product candidates, as well as for working capital and other general corporate purposes.

8.Short Sales and Confidentiality After the Date Hereof.  Each Investor covenants that neither it nor any Affiliates acting on its behalf or pursuant to any understanding with it will execute any Short Sales during the period from the date hereof until the earlier of such time as (i) the transactions contemplated by this Agreement are first publicly announced or (ii) this Agreement is terminated in full.  Each Investor covenants that until such time as the transactions contemplated by this Agreement are publicly disclosed by the Company, such Investor will maintain the confidentiality of all disclosures made to it in connection with this transaction (including the existence and terms of this transaction), other than to such Person’s outside attorney, accountant, auditor or investment advisor only to the extent necessary to permit evaluation of the investment, and the performance of the necessary or required tax, accounting, financial, legal, regulatory or administrative tasks and services, and other than as may be required by law or regulation.  Each Investor understands and acknowledges that the SEC currently takes the position that coverage of Short Sales “against the box” prior to effectiveness of a resale registration statement with securities included in such registration statement would be a violation of Section 5 of the 1933 Act, as set forth in Item 239.10 of the Securities Act Rules Compliance and Disclosure Interpretations compiled by the Office of Chief Counsel, Division of Corporation Finance.

9.Survival and Indemnification.

9.1.Survival. The representations, warranties, covenants and agreements contained in this Agreement shall survive the Closing of the transactions contemplated by this Agreement for the applicable statute of limitations.

9.2.Indemnification. The Company agrees to indemnify and hold harmless each Investor and its Affiliates, and their respective directors, officers, trustees, members, managers, employees, investment advisers and agents (collectively, the “Indemnified Parties”), from and against any and all losses, claims, damages, liabilities and expenses (including without limitation reasonable and documented attorney fees and disbursements and other documented out-of-pocket expenses reasonably incurred in connection with investigating, preparing or defending any action, claim or proceeding, pending or threatened and the costs of enforcement thereof) (excluding liabilities for Transfer Taxes other than to the extent set forth in Section 4.10) (collectively, “Losses”) to which such Indemnified Party may become subject as a result of any breach of representation, warranty, covenant or agreement made by or to be performed on the part of the Company under the Transaction Documents, and will reimburse any such Indemnified Party for all such amounts as they are incurred by such Indemnified Party, except to the extent such Losses resulted from such Indemnified Party’s gross negligence, fraud or willful misconduct or to the extent such Losses are attributable to an Investor’s breach of a representation, warranty, covenant or agreement made by or to be performed on the part of such Investor under the Transaction Documents. To the extent that the foregoing undertaking by the Company may be unenforceable for any reason, the Company shall contribute to the amount paid or payable by such Indemnified Party as a result of such

Losses as is appropriate to reflect the relative fault of the Company, on the one hand, and such Indemnified Party, on the other hand.

9.3.Conduct of Indemnification Proceedings. Any person entitled to indemnification or contribution hereunder shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification or contribution and (ii) permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party; provided that any person entitled to indemnification or contribution hereunder shall have the right to employ separate counsel and to participate in the defense of such claim, but the fees and expenses of such counsel shall be at the expense of such person unless (a) the indemnifying party has agreed in writing to pay such fees or expenses, (b) the indemnifying party shall have failed to assume the defense of such claim and employ counsel reasonably satisfactory to such person or (c) in the reasonable judgment of any such person, based upon written advice of its counsel, a conflict of interest exists between such person and the indemnifying party with respect to such claims (in which case, if the person notifies the indemnifying party in writing that such person elects to employ separate counsel at the expense of the indemnifying party, the indemnifying party shall not have the right to assume the defense of such claim on behalf of such person); and provided, further, that the failure of any indemnified party to give written notice as provided herein shall not relieve the indemnifying party of its obligations hereunder, except to the extent that such failure to give notice shall materially adversely affect the indemnifying party in the defense of any such claim or litigation. It is understood that the indemnifying party shall not, in connection with any proceeding in the same jurisdiction, be liable for fees or expenses of more than one separate firm of attorneys at any time for all such indemnified parties. No indemnifying party will, except with the consent of the indemnified party, consent to entry of any judgment or enter into any settlement that does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect of such claim or litigation. No indemnified party will, except with the consent of the indemnifying party, consent to entry of any judgment or enter into any settlement.

10.Miscellaneous.

10.1.Successors and Assigns.  This Agreement may not be assigned by a party hereto without the prior written consent of the Company or the Investor, as applicable, provided, however, that an Investor may assign its rights and delegate its duties hereunder in whole or in part to an Affiliate or to a third party acquiring some or all of its equity in a transaction complying with applicable securities laws without the prior written consent of the Company, provided such assignee agrees in writing to be bound by the provisions hereof that apply to Investors.  The provisions of this Agreement shall inure to the benefit of and be binding upon the respective permitted successors and assigns of the parties.  Without limiting the generality of the foregoing, in the event that the Company is a party to a merger, consolidation, share exchange or similar business combination transaction in which the ADSs are converted into the equity securities of another Person, from and after the effective time of such transaction, such Person shall, by virtue of such transaction, be deemed to have assumed the obligations of the Company hereunder, the term “Company”

shall be deemed to refer to such Person and the term “ADSs” shall be deemed to refer to the securities received by the Investors in connection with such transaction.  Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective permitted successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

10.2.Counterparts.  This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.  Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signatures complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

10.3.Titles and Subtitles.  The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

10.4.Notices.  Unless otherwise provided, any notice required or permitted under this Agreement shall be given in writing and shall be deemed effectively given as hereinafter described (i) if given by personal delivery, then such notice shall be deemed given upon such delivery, (ii) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the next Business Day, (iii) if given by mail, then such notice shall be deemed given upon the earlier of (A) receipt of such notice by the recipient or (B) three days after such notice is deposited in first class mail, postage prepaid, and (iv) if given by an internationally recognized overnight air courier, then such notice shall be deemed given one Business Day after delivery to such carrier.  All notices shall be addressed to the party to be notified at the address as follows, or at such other address as such party may designate by ten (10) days’ advance written notice to the other party:

If to the Company:

Silence Therapeutics plc

434 West 33rd Street, Office 814

New York NY 10001

Attention: Craig Tooman

Email: c.tooman@silence-therapeutics.com

With a copy (which shall not constitute notice) to:

Cooley LLP

55 Hudson Yards

New York NY 10001

Attention:  Joshua A. Kaufman

Email:

josh.kaufman@cooley.com

and

Cooley (UK) LLP

Dashwood

69 Old Broad Street

London EC2M 1QS

Attention:  Claire Keast-Butler

Email:  ckeastbutler@cooley.com

If to the Investors, to the addresses set forth on the signature pages hereto.

10.5.Expenses.  The parties hereto shall pay their own costs and expenses in connection herewith regardless of whether the transactions contemplated hereby are consummated; it being understood that each of the Company and each Investor has relied on the advice of its own respective counsel. The Company shall pay all expenses of the Depositary in connection with the issuance of the Private Placement ADSs.

10.6.Amendments and Waivers.  Prior to Closing, no amendment or waiver of any provision of this Agreement will be effective with respect to any party unless made in writing and signed by a duly authorized representative of such party. Following the Closing, any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company and the Required Investors.  Notwithstanding the foregoing, this Agreement may not be amended and the observance of any term of this Agreement may not be waived with respect to any Investor without the written consent of such Investor unless such amendment or waiver applies to all Investors in the same fashion.  Any amendment or waiver effected in accordance with this paragraph shall be binding upon (i) prior to Closing, each Investor that signed such amendment or waiver and (ii) following the Closing, each holder of any Private Placement ADSs purchased under this Agreement at the time outstanding, and in each case, each future holder of all such Private Placement ADSs and the Company.

10.7.Publicity.  Except as set forth below, no public release or announcement concerning the transactions contemplated hereby shall be issued by any Investor without the prior consent of the Company, except as such release or announcement may be required by law or the applicable rules or regulations of any securities exchange or securities market, in which case such Investor shall (where reasonably practicable) allow the Company reasonable time to comment on such release or announcement in advance of such issuance.  Notwithstanding the foregoing, each Investor may identify the Company, such Investor’s security holdings in the Company and the value of such holdings in accordance with applicable investment reporting and disclosure regulations or internal policies without prior notice to or consent from the Company (including, for the avoidance of doubt, filings pursuant to Sections 13 and 16 of the 1934 Act, the AIM Rules for Companies and the DTRs).  The Company shall not include the name of any Investor or any Affiliate or investment adviser of such Investor in any press release or public announcement (which, for the avoidance of doubt, shall not include any SEC Filing to the extent such disclosure is required by SEC rules and regulations) without the prior written consent of such Investor.

By 9:00 a.m. (New York City time) on the Business Day immediately following the date this Agreement is executed, the Company shall issue a press release (which shall also be released via a regulatory information service in the UK) reasonably acceptable to the Placement Agent disclosing all material terms of the transactions contemplated by this Agreement and any other material nonpublic information and/or inside information (as defined in Article 7 of MAR) that the Company may have provided any Investor at any time prior to the filing of such press release (the “Press Release”).  From and after the issuance of the Press Release, no Investor shall be in possession of any material nonpublic information and/or inside information received from the Company, its subsidiaries or any of their respective officers, directors, employees or agents (including the Placement Agent). No later than 5:30 p.m. (New York City time) on the first Business Day following the Closing Date, the Company will file or furnish a Report on Form 6-K attaching the press release described in the foregoing sentence as well as copies of the Transaction Documents.  In addition, the Company will make such other filings and notices in the manner and time required by the SEC or Nasdaq.  The Company shall not, and shall cause each of its officers, directors, employees and agents not to, provide any Investor with any such material nonpublic information and/or inside information (as defined in Article 7 of MAR) regarding the Company from and after the filing of the Press Release without the express prior written consent of such Investor.

10.8.Severability.  Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof but shall be interpreted as if it were written so as to be enforceable to the maximum extent permitted by applicable law, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.  To the extent permitted by applicable law, the parties hereby waive any provision of law which renders any provision hereof prohibited or unenforceable in any respect.

10.9.Benefit of Agreement.  The Placement Agent is an intended third-party beneficiary of the representations and warranties of the Company and of each Investor set forth in Section 4 and Section 5, respectively, of this Agreement.

10.10.Entire Agreement.  This Agreement, including the signature pages, exhibits, and the other Transaction Documents constitute the entire agreement among the parties hereof with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter hereof and thereof.

10.11.Further Assurances.  The parties shall execute and deliver all such further instruments and documents and take all such other actions as may reasonably be required to carry out the transactions contemplated hereby and to evidence the fulfillment of the agreements herein contained.

10.12.Governing Law.  This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York.  Each of the parties hereto irrevocably submits to the exclusive jurisdiction of the courts of the State of New York located in New York County and the United States District Court for the Southern District of New York for the purpose of any suit, action, proceeding or judgment relating to or arising out of this Agreement and the transactions contemplated hereby.  Service of process in connection with any such suit, action or proceeding may be served on each party hereto anywhere in the world by the same methods as are specified for the giving of notices under this Agreement. Each of the parties hereto irrevocably consents to the jurisdiction of any such court in any such suit, action or proceeding and to the laying of venue in such court.  Each party hereto irrevocably waives any objection to the laying of venue of any such suit, action or proceeding brought in such courts and irrevocably waives any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.  EACH OF THE PARTIES HERETO WAIVES ANY RIGHT TO REQUEST A TRIAL BY JURY IN ANY LITIGATION WITH RESPECT TO THIS AGREEMENT AND REPRESENTS THAT COUNSEL HAS BEEN CONSULTED SPECIFICALLY AS TO THIS WAIVER.

10.13.Independent Nature of Investors’ Obligations and Rights.  The obligations of each Investor under any Transaction Document are several and not joint with the obligations of any other Investor, and no Investor shall be responsible in any way for the performance of the obligations of any other Investor under any Transaction Document.  The decision of each Investor to purchase the Private Placement ADSs pursuant to the Transaction Documents has been made by such Investor independently of any other Investor.  Nothing contained herein or in any Transaction Document, and no action taken by any Investor pursuant thereto, shall be deemed to constitute the Investors as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Investors are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by the Transaction Documents.  Each Investor acknowledges that no other Investor has acted as agent for such Investor in connection with making its investment hereunder and that no Investor will be acting as agent of such Investor in connection with monitoring its investment in the Private Placement ADSs or enforcing its rights under the Transaction Documents.  Each Investor shall be entitled to independently protect and enforce its rights, including, without limitation, the rights arising out of the Transaction Documents, and it shall not be necessary for any other Investor to be joined as an additional party in any proceeding for such purpose.  For reasons of administrative convenience only, the Investors and their respective counsels have chosen to communicate with the Company through DLA Piper LLP, counsel to the Placement Agent.  Each Investor acknowledges that DLA Piper LLP has rendered legal advice to the Placement Agent and not to such Investor in connection with the transactions contemplated hereby, and that each such Investor has relied for such matters on the advice of its own respective counsel. The Company acknowledges that each of the Investors has been provided with the same Transaction Documents for the purpose of closing a transaction with multiple Investors and not because it was required or requested to do so by any Investor.  It is expressly understood and agreed that each provision contained in this Agreement is between the Company and an Investor, solely, and not between the Company and the Investors collectively and not between and among the Investors.

[remainder of page intentionally left blank]

IN WITNESS WHEREOF, the parties have executed this Agreement or caused their duly authorized officers to execute this Agreement as of the date first above written.

COMPANY:

SILENCE THERAPEUTICS PLC

By:	/s/ Mark Rothera
Name:	Mark Rothera
Title:	President and Chief Executive Officer

IN WITNESS WHEREOF, the parties have executed this Agreement or caused their duly authorized officers to execute this Agreement as of the date first above written.

INVESTOR:

3i, LP

By:	/s/ Maier J. Tarlow
Name:	Maier J. Tarlow
Title:	Manager of Behalf of the GP

Number of Private Placement ADSs to be Acquired:

Aggregate Purchase Price (US$):

Contact Information:
Address: 140 Broadway, FL 38, New York,
New York, 10005
Fax:
Email:

2

IN WITNESS WHEREOF, the parties have executed this Agreement or caused their duly authorized officers to execute this Agreement as of the date first above written.

INVESTOR:

Adage Capital Partners LP

By:	/s/ Dan Lehan
Name:	Dan Lehan
Title:	COO

Number of Private Placement ADSs to be Acquired:

Aggregate Purchase Price (US$):

Contact Information:
Address: 200 Clarendon St.
52nd Fl., Boston, MA 02116
Fax:
Email:

3

IN WITNESS WHEREOF, the parties have executed this Agreement or caused their duly authorized officers to execute this Agreement as of the date first above written.

INVESTOR:

Artemis Partners Ltd

By:	/s/ Yuan Sun
Name:	Yuan Sun
Title:	Director

Number of Private Placement ADSs to be Acquired:

Aggregate Purchase Price (US$):

Contact Information:
Address:
Fax:
Email:

4

IN WITNESS WHEREOF, the parties have executed this Agreement or caused their duly authorized officers to execute this Agreement as of the date first above written.

INVESTOR:

Biomedical Offshore Value Fund, Ltd.

By:	/s/ Ortav Yehudai
Name:	Ortav Yehudai
Title:	Managing Director of Great Point
Partners, LLC

Number of Private Placement ADSs to be Acquired:

Aggregate Purchase Price (US$):

Contact Information:
Address: 165 Mason Street, 3rd Floor
Greenwich, CT 06830
Fax:
Email:

5

IN WITNESS WHEREOF, the parties have executed this Agreement or caused their duly authorized officers to execute this Agreement as of the date first above written.

INVESTOR:

Biomedical Value Fund, L.P.

By:	/s/ Ortav Yehudai
Name:	Ortav Yehudai
Title:	Managing Director of Great Point
Partners, LLC

Number of Private Placement ADSs to be Acquired:

Aggregate Purchase Price (US$):

Contact Information:
Address: 165 Mason Street, 3rd Floor
Greenwich, CT 06830
Fax:
Email:

6

IN WITNESS WHEREOF, the parties have executed this Agreement or caused their duly authorized officers to execute this Agreement as of the date first above written.

INVESTOR:

Biotechnology Value Fund, L.P.

By:	/s/ Mark Lampert
Name:	Mark Lampert
Title:	Chief Executive Officer BVF I GP LLC,
itself General Partner of Biotechnology Value
Fund, L.P.

Number of Private Placement ADSs to be Acquired:

Aggregate Purchase Price (US$):

Contact Information:
Address: c/o BVF Partners L.P.
44 Montgomery Street, 40th Floor
San Francisco, CA 94104
Fax:
Email:

7

INVESTOR:

Biotechnology Value Fund, II L.P.

By:	/s/ Mark Lampert
Name:	Mark Lampert
Title:	Chief Executive Officer BVF II GP LLC,
itself General Partner of Biotechnology Value
Fund II, L.P.

Number of Private Placement ADSs to be Acquired:

Aggregate Purchase Price (US$):

Contact Information:
Address: c/o BVF Partners L.P.
44 Montgomery Street, 40th Floor
San Francisco, CA 94104
Fax:
Email:

INVESTOR:

Biotechnology Value Trading Fund OS, L.P.

By:	/s/ Mark Lampert
Name:	Mark Lampert
Title:	Chief Executive Officer BVF Partners
L.P., itself sole member of BVF Partners OS Ltd.,
itself GP of Biotechnology Value Trading Fund
OS, L.P.

Number of Private Placement ADSs to be Acquired:

Aggregate Purchase Price (US$):

Contact Information:
Address: c/o BVF Partners L.P.
44 Montgomery Street, 40th Floor
San Francisco, CA 94104
Fax:
Email:

8

INVESTOR:

MSI BVF SPV LLC

By:	/s/ Mark Lampert
Name:	Mark Lampert
Title:	President BVF Inc., General Partner of
BVF Partners L.P., itself attorney-in-fact for
MSI BVF SPV, L.L.C.

Number of Private Placement ADSs to be Acquired:

Aggregate Purchase Price (US$):

Contact Information:
Address: c/o BVF Partners L.P.
44 Montgomery Street, 40th Floor
San Francisco, CA 94104
Fax:
Email:

9

IN WITNESS WHEREOF, the parties have executed this Agreement or caused their duly authorized officers to execute this Agreement as of the date first above written.

INVESTOR:

Consonance Capital Opportunity Master Fund LP

By:	/s/ Mitchell Blutt
Name:	Mitchell Blutt
Title:	Managing Member of GP

Number of Private Placement ADSs to be Acquired:

Aggregate Purchase Price (US$):

Contact Information:
Address: 1370 Avenue of the Americas,
New York, New York 10019
Fax:
Email:

INVESTOR:

P Consonance Opportunities Ltd.

By:	/s/ Mitchell Blutt
Name:	Mitchell Blutt
Title:	Managing Member of GP

Number of Private Placement ADSs to be Acquired:

Aggregate Purchase Price (US$):

Contact Information:
Address: 1370 Avenue of the Americas,
New York, New York 10019
Fax:
Email:

10

IN WITNESS WHEREOF, the parties have executed this Agreement or caused their duly authorized officers to execute this Agreement as of the date first above written.

INVESTOR:

Franklin M. Berger

By:	/s/ Franklin M. Berger
Name:	Franklin M. Berger
Title:	Individual

Number of Private Placement ADSs to be Acquired:

Aggregate Purchase Price (US$):

Contact Information:
Address:
Fax:
Email:

11

IN WITNESS WHEREOF, the parties have executed this Agreement or caused their duly authorized officers to execute this Agreement as of the date first above written.

INVESTOR:

Chris W. Capps

By:	/s/ Chris W. Capps
Name:	Chris W. Capps
Title:	Individual

Number of Private Placement ADSs to be Acquired:

Aggregate Purchase Price (US$):

Contact Information:
Address:
Fax:
Email:

12

EXHIBIT A

Schedule of Investors

Investor Name and Address	Number of ADSs to be Purchased	Aggregate Purchase Price of Closing Securities
3i, LP 140 Broadway Floor 38 New York, New York, 10005	44,444	$999,990.00
Adage Capital Partners L.P. 200 Clarendon St. 52nd Fl. Boston, MA 02116	444,444	$9,999,990.00
Artemis Partners Ltd. Rm2865, 28F, AIA Central 1 Connaught Road Central Central, Hong Kong	88,888	$1,999,980.00
Biomedical Offshore Value Fund, Ltd 165 Mason Street 3rd Floor Greenwich, CT, 06830	224,444	$5,049,990.00
Biomedical Value Fund, L.P. 165 Mason Street 3rd Floor Greenwich, CT, 06830	220,000	$4,950,000.00
Biotechnology Value Fund, L.P. 44 Montgomery Street, 40th Floor San Francisco, CA 94104	353,741	$7,959,172.50
Biotechnology Value Fund II, L.P. 44 Montgomery Street, 40th Floor San Francisco, CA 94104	260,817	$5,868,382.50
Biotechnology Value Trading Fund OS, L.P. 44 Montgomery Street, 40th Floor San Francisco, CA 94104	42,530	$956,925.00
MSI BVF SPV LLC 44 Montgomery Street, 40th Floor San Francisco, CA 94104	9,578	$215,505.00
Consonance Capital Opportunity Master Fund LP 1370 Avenue of the Americas New York, NY, 10019	168,088	$3,781,980.00
P Consonance Opportunities Ltd. 1370 Avenue of the Americas New York, NY, 10019	54,134	$1,218,015.00
Franklin M. Berger	66,666	$1,499,985.00
Chris W Capps	44,444	$999,990.00

13

EXHIBIT B

Registration Rights Agreement

This REGISTRATION RIGHTS AGREEMENT (this “Agreement”) is made and entered into as of February 4, 2021 by and among Silence Therapeutics plc, a public limited company incorporated under the laws of England and Wales (the “Company”), and the “Investors” named in that certain Securities Purchase Agreement by and among the Company and the Investors, dated as of February 4, 2021 (the “Purchase Agreement”). Capitalized terms used herein have the respective meanings ascribed thereto in the Purchase Agreement unless otherwise defined herein.

The parties hereby agree as follows:

1.Definitions.

As used in this Agreement, the following terms shall have the following meanings:

“Agreement” has the meaning set forth in the first paragraph.

“Allowed Delay” has the meaning set forth in Section 2.3(b).

“Blackout Period” has the meaning set forth in Section 2.4(b).

“Company” has the meaning set forth in the first paragraph and includes the Company’s successors by merger, acquisition, reorganization or otherwise.

“Cut Back Shares” has the meaning set forth in Section 2.5.

“Effectiveness Failure” has the meaning set forth in Section 2.4(b).

“Effectiveness Period” has the meaning set forth in Section 3(a).

“Filing Deadline” has the meaning set forth in Section 2.1(a).

“Filing Failure” has the meaning set forth in Section 2.4(a).

“Inspectors” has the meaning set forth in Section 4.

“Investors” means the Investors identified in the Purchase Agreement and any Affiliate or permitted transferee of any Investor who is a subsequent holder of Registrable Securities.

“Maintenance Failure” has the meaning set forth in Section 2.4(b).

“Prospectus” means (i) the prospectus included in any Registration Statement, as amended or supplemented by any prospectus supplement, with respect to the terms of the offering of any portion of the Registrable Securities covered by such Registration Statement and by all other amendments and supplements to the prospectus, including post-effective amendments and all material incorporated by reference in such prospectus, and (ii) any “free writing prospectus” as defined in Rule 405 under the 1933 Act.

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“Private Placement Shares” means the ordinary shares, nominal value £0.05 per share, of the Company, represented by American Depositary Shares, each such American Depositary Share representing three ordinary shares of the Company.

“Purchase Agreement” has the meaning set forth in the first paragraph.

“Records” has the meaning set forth in Section 4.

“Register,” “registered” and “registration” refer to a registration made by preparing and filing a Registration Statement or similar document in compliance with the 1933 Act, and the declaration or ordering of effectiveness of such Registration Statement or document.

“Registrable Securities” means (i) the Private Placement Shares and (ii) any other Ordinary Shares issued as a dividend or other distribution with respect to, in exchange for or in replacement of the Private Placement Shares; provided, however, that any such Registrable Securities shall cease to be Registrable Securities (and the Company shall not be required to maintain the effectiveness of any, or file another, Registration Statement hereunder with respect thereto) with respect to a particular holder upon the first to occur of (A) a Registration Statement with respect to the sale of such Registrable Securities being declared effective by the SEC under the 1933 Act and such Registrable Securities having been disposed of or transferred by the holder thereof in accordance with such effective Registration Statement, (B) such Registrable Securities having been previously sold or transferred by the holder  in accordance with Rule 144 (or another exemption from the registration requirements of the 1933 Act but excluding transfers to Affiliates), and (C) such Registrable Securities becoming eligible for resale by the holder pursuant to Rule 144 without volume or manner of sale restrictions.

“Registration Statement” means any registration statement of the Company under the 1933 Act that covers the resale of any of the Registrable Securities pursuant to the provisions of this Agreement, amendments and supplements to such Registration Statement, including post-effective amendments, all exhibits and all material incorporated by reference in such Registration Statement.

“Required Investors” means the Investors holding a majority of the Registrable Securities outstanding from time to time.

“Restriction Termination Date” has the meaning set forth in Section 2.5.

“SEC” means the U.S. Securities and Exchange Commission.

“SEC Restrictions” has the meaning set forth in Section 2.5.

“Selling Securityholder Questionnaire” means the Selling Securityholder Questionnaire substantially in the form attached hereto as Exhibit A.

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2.Registration.

2.1.Registration Statements.

(a)No later than thirty (30) calendar days following the Closing Date (the “Filing Deadline”), the Company shall prepare and file with the SEC one Registration Statement covering the resale of all of the Registrable Securities. Subject to any SEC comments, such Registration Statement shall include the plan of distribution substantially in form and substance as set forth in Part III of each Investor’s Selling Securityholder Questionnaire. Such Registration Statement also shall cover, to the extent allowable under the 1933 Act and the rules promulgated thereunder (including Rule 416), such indeterminate number of additional Ordinary Shares resulting from share splits or sub-divisions, share dividends or similar transactions with respect to the Private Placement Shares. Such Registration Statement (and each amendment or supplement thereto) shall be provided to the Investors prior to its filing or other submission.

(b)The Company shall use commercially reasonable efforts to register the Registrable Securities on Form F-3 or S-3, as the case may be, following the date such form is available for use by the Company for all of the Registrable Securities, provided that if at such time the Registration Statement is on Form F-1 or Form S-1, as the case may be, the Company shall maintain the effectiveness of the Registration Statement then in effect until such time as a Registration Statement on Form F-3 or S-3, as applicable, covering the Registrable Securities has been declared effective by the SEC. In the event the Company is eligible to file a Registration Statement on Form F-3 or S-3 at a time when Registrable Securities are covered under a Registration Statement on Form F-1 or S-1, the Company shall use commercially reasonable efforts to file such Registration Statement on Form F-3 or S-3 to cover such Registrable Securities as promptly as possible.

2.2.Expenses. The Company will pay all expenses associated with each Registration Statement, including filing and printing fees, the Company’s counsel and accounting fees and expenses, costs associated with clearing the Registrable Securities for sale under applicable state securities laws and listing fees, but excluding discounts, commissions, fees of underwriters, selling brokers, dealer managers or similar securities industry professionals with respect to the Registrable Securities being sold. Except as provided in Section 6 hereof and for the one legal counsel selected by the Investors pursuant to Section 2.5 hereof, the Company shall not be responsible for legal fees incurred by holders of Registrable Securities in connection with the performance of its rights and obligations under the Transaction Documents. The Company shall pay all expenses of the Depositary in connection with issuance of the Private Placement ADSs.

2.3.Effectiveness.

(a)The Company shall use commercially reasonable efforts to have each Registration Statement declared effective as soon as practicable following notification by the SEC to the Company that it has completed its review of (or will not be reviewing) such Registration Statement. The Company shall notify the Investors by facsimile or e-mail as promptly as practicable, and in any event, within twenty-four (24) hours, after the Registration Statement is declared effective  or is supplemented and shall provide the Investors with copies of any related Prospectus to be used in connection with the sale or other disposition of the securities covered thereby.

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(b)Notwithstanding anything to the contrary contained herein, the Company may, upon written notice to any holder of Registrable Securities included in a Registration Statement (provided that such notice shall not, without the prior written consent of a holder of Registrable Securities, disclose to such holder of Registrable Securities any material nonpublic information regarding the Company), suspend the use of any Registration Statement, including any Prospectus that forms a part of a Registration Statement, if the Company (X) determines that it would be required to make disclosure of material nonpublic information in the Registration Statement concerning the Company, the disclosure of which the Company has a bona fide business purpose to keep confidential or (Y) the Company determines in good faith it must amend or supplement the Registration Statement or the related Prospectus so that such Registration Statement or Prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the case of the Prospectus in light of the circumstances under which they were made, not misleading; provided, however, in no event shall holders of Registrable Securities be suspended from selling Registrable Securities pursuant to the Registration Statement for a period that exceeds 30 consecutive calendar days or 90 total calendar days in any 360-day period (any such suspension contemplated by this Section 2.3(b), an “Allowed Delay”); provided, further, that the Company shall promptly (a) notify each Investor in writing of the commencement of an Allowed Delay, but shall not (without the prior written consent of an Investor) disclose to such Investor any material nonpublic information giving rise to an Allowed Delay, (b) advise the Investors in writing to cease all sales under such Registration Statement until the end of the Allowed Delay and (c) use commercially reasonable efforts  to terminate an Allowed Delay as promptly as practicable. Upon disclosure of such information or the termination of the condition described above, the Company shall provide prompt notice to holders whose Registrable Securities are included in the Registration Statement, and shall promptly terminate any suspension of sales it has put into effect and shall take such other reasonable actions to permit registered sales of Registrable Securities as contemplated hereby.

2.4.Effect of Failure to File and Obtain and Maintain Effectiveness of Registration Statement.

(a)If a Registration Statement covering the Registrable Securities is not filed with the SEC on or prior to the third  Business Day following the Filing Deadline (a “Filing Failure”), the Company will make pro rata payments to each Investor, as liquidated damages and not as a penalty, in an amount equal to 1.0%  of the aggregate amount paid pursuant to the Purchase Agreement by such Investor for such Registrable Securities then held by such Investor on the initial day of a Filing Failure and every thirtieth (30th) day thereafter (pro-rated for periods less than thirty (30) days). Such payments shall constitute the Investors’ exclusive monetary remedy for such events, but shall not affect the right of the Investors to seek injunctive relief. Such payments shall be made to each Investor in cash no later than ten (10) Business Days after the end of each 30-day period (the “Payment Date”).  Interest shall accrue at the rate of 1.0% per month on any such liquidated damages payments that shall not be paid by the Payment Date until such amount is paid in full.

(b)Subject to Section 2.5, if (A) a Registration Statement covering the Registrable Securities is not declared effective by the SEC (an “Effectiveness Failure”) prior to the earlier of (i) five (5) Business Days after the SEC informs the Company that no review of such Registration Statement will be made or that the SEC has no further comments on such Registration Statement and (ii) the 90th day after the Closing Date (or the 120th day if the SEC reviews such Registration Statement) (the “Effectiveness Deadline”), or (B) after a Registration Statement has been declared effective

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by the SEC, sales cannot be made pursuant to such Registration Statement for any reason (including without limitation by reason of a stop order, or the Company’s failure to update such Registration Statement), but excluding any Allowed Delay or the inability of any Investor to sell the Registrable Securities covered thereby due to market conditions or, if the Registration Statement is on Form F-1 or S-1, for a period of twenty (20) days following the date on which the Company files a post-effective amendment to incorporate the Company’s Annual Report on Form 20-F or Form 10-K, as the case may be (a “Maintenance Failure”), then the Company will make pro rata payments to each Investor then holding Registrable Securities, as liquidated damages and not as a penalty, in an amount equal to 1.0% of the aggregate amount paid pursuant to the Purchase Agreement by such Investor for such Registrable Securities then held by such Investor on each of the following dates: (i) the initial day of an Effectiveness Failure and on every thirtieth (30th) day thereafter (pro-rated for periods less than thirty (30) days) and (ii) the initial day of a Maintenance Failure and every thirtieth day thereafter (pro-rated for periods less than thirty (30) days) (the “Blackout Period”).  Such payments shall constitute the Investors’ exclusive monetary remedy for such events, but shall not affect the right of the Investors to seek injunctive relief.  The amounts payable as liquidated damages pursuant to this paragraph shall be paid promptly but no later than ten (10) Business Days after each such 30-day period following the commencement of the Blackout Period until the termination of the Blackout Period (the “Blackout Period Payment Date”).  Such payments shall be made to each Investor in cash. Interest shall accrue at the rate of 1.0% per month on any such liquidated damages payments that shall not be paid by the Blackout Period Payment Date until such amount is paid in full.

(c)The parties agree that notwithstanding anything to the contrary herein or in the Purchase Agreement:

(i)no liquidated damages shall be payable with respect to any period after the expiration of the Effectiveness Period (as defined below) (it being understood that this sentence shall not relieve the Company of any such payments accruing prior to the expiration of the Effectiveness Period), and in no event shall the aggregate amount of liquidated damages (or interest thereon) payable to the Investors exceed, in the aggregate, four percent (4.0%) of the aggregate purchase price paid by the Investors pursuant to the Purchase Agreement; and

(ii)the Filing Deadline and each Effectiveness Deadline for a Registration Statement shall be extended and any Maintenance Failure shall be automatically waived by no action of an Investor, in each case, without default by or liquidated damages payable by the Company hereunder to such investor in the event that the Company’s failure to make such filing or obtain such effectiveness or a Maintenance Failure results solely and directly  from the failure of such Investor to timely provide the Company with information requested by the Company and necessary to complete a Registration Statement in accordance with the requirements of the 1933 Act (in which case any such deadline would be extended, and a Maintenance Failure waived, with respect to all Registrable Securities until such time as the Investor provides such requested information).

2.5.Rule 415; Cutback. If at any time the SEC takes the position that the offering of some or all of the Registrable Securities in a Registration Statement is not eligible to be made on a delayed or continuous basis under the provisions of Rule 415 under the 1933 Act or requires any Investor to be named as an “underwriter,” the Company shall use best efforts to advocate before the SEC its reasonable position that the offering contemplated by such Registration Statement is a valid

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secondary offering and not an offering “by or on behalf of the issuer” as defined in Rule 415 and that none of the Investors is an “underwriter.” The Investors shall have the right to select one legal counsel to review and oversee any registration or matters pursuant to this Section 2.5, including participation in any meetings or discussions with the SEC regarding the SEC’s position and to comment on any written submission made to the SEC with respect thereto, which counsel shall be designated by the Required Investors. In the event that, despite the Company’s best efforts and compliance with the terms of this Section 2.5, the SEC does not alter its position, the Company shall (i) remove from such Registration Statement such portion of the Registrable Securities (the “Cut Back Shares”) and/or (ii) agree to such restrictions and limitations on the registration and resale of the Registrable Securities as the SEC may require to assure the Company’s compliance with the requirements of Rule 415 (collectively, the “SEC Restrictions”); provided, however, that the Company shall not agree to name any Investor as an “underwriter” in such Registration Statement without the prior written consent of such Investor. Any cut-back imposed on the Investors pursuant to this Section 2.5 shall be allocated among the Investors on a pro rata basis and shall be applied first to any of the Registrable Securities of such Investor as such Investor shall designate, unless the SEC Restrictions otherwise require or provide or the Investors otherwise agree. No liquidated damages shall accrue as to any Cut Back Shares until such date as the Company is able to effect the registration of such Cut Back Shares in accordance with any SEC Restrictions applicable to such Cut Back Shares (such date, the “Restriction Termination Date”). From and after the Restriction Termination Date applicable to any Cut Back Shares, all of the provisions of this Section 2 (including the Company’s obligations with respect to the filing of a Registration Statement and its obligations to use commercially reasonable efforts to have such Registration Statement declared effective within the time periods set forth herein and the liquidated damages provisions relating thereto) shall again be applicable to such Cut Back Shares; provided, however, that (i) the Filing Deadline for such Registration Statement including such Cut Back Shares shall be ten (10) Business Days after such Restriction Termination Date, and (ii) the date by which the Company is required to obtain effectiveness with respect to such Cut Back Shares under Section 2.3 shall be the 90th day immediately after the Restriction Termination Date (or the 120th day if the SEC reviews such Registration Statement).

2.6ADS Registration. During the Effectiveness Period (as defined below), the Company shall use its commercially reasonable efforts to ensure that the ADSs representing Ordinary Shares constituting Registrable Securities are registered under the 1933 Act and that the ADSs are registered under the 1934 Act.

3.Company Obligations.

The Company will use commercially reasonable efforts to effect the registration of the Registrable Securities in accordance with the terms hereof, and pursuant thereto the Company will, as expeditiously as possible:

(a)use commercially reasonable efforts to cause such Registration Statement to become effective and to remain continuously effective for a period that will terminate upon the earlier of (i) the date on which all Registrable Securities covered by such Registration Statement, as amended from time to time, have been sold, and (ii) the date on which there cease to be any Registrable Securities (the “Effectiveness Period”) and advise the Investors promptly in writing when the Effectiveness Period has expired;

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(b)prepare and file with the SEC such amendments and post-effective amendments to such Registration Statement and the related Prospectus as may be necessary to keep such Registration Statement effective for the Effectiveness Period and to comply with the provisions of the 1933 Act and the 1934 Act with respect to the distribution of all of the Registrable Securities covered thereby;

(c)provide copies to and permit each Investor to review each Registration Statement and all amendments and supplements thereto prior to their filing with the SEC;

(d)furnish to each Investor whose Registrable Securities are included in any Registration Statement (i) promptly after the same is prepared and filed with the SEC, if requested by the Investor, one (1) copy of any Registration Statement and any amendment thereto, each preliminary prospectus and Prospectus and each amendment or supplement thereto, and each letter written by or on behalf of the Company to the SEC or the staff of the SEC, and each item of correspondence from the SEC or the staff of the SEC, in each case relating to such Registration Statement (other than any portion thereof which contains information for which the Company has sought confidential treatment), and (ii) such number of copies of a Prospectus, including a preliminary prospectus, and all amendments and supplements thereto and such other documents as each Investor may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such Investor that are covered by such Registration Statement (it being understood and agreed that such documents, or access thereto, may be provided electronically);

(e)use best efforts to (i) prevent the issuance of any stop order or other suspension of effectiveness and, (ii) if such order is issued, obtain the withdrawal of any such order as soon as practicable;

(f)prior to any public offering of Registrable Securities, use best efforts to register or qualify or cooperate with the Investors and their counsel in connection with the registration or qualification of such Registrable Securities for the offer and sale under the securities or blue sky laws of such jurisdictions reasonably requested by the Investors; provided, however, that the Company shall not be required in connection therewith or as a condition thereto to (i) qualify to do business in any jurisdiction where it would not otherwise be required to qualify but for this Section 3(f), (ii) subject itself to general taxation in any jurisdiction where it would not otherwise be so subject but for this Section 3(f), or (iii) file a general consent to service of process in any such jurisdiction;

(g)use best efforts to cause all Registrable Securities covered by a Registration Statement to be listed on each securities exchange, interdealer quotation system or other market on which similar securities issued by the Company are then listed;

(h)promptly notify the Investors, at any time prior to the end of the Effectiveness Period, upon discovery that, or upon the happening of any event as a result of which, the Prospectus includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing (provided that such notice shall not, without the prior written consent of an Investor, disclose to such Investor any material nonpublic information regarding the Company), and promptly prepare, file with the SEC and furnish to such holder a supplement to or an amendment of such Prospectus as may be necessary so that such Prospectus shall not include an untrue

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statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing;

(i)otherwise use best efforts to comply with all applicable rules and regulations of the SEC under the 1933 Act and the 1934 Act, including, without limitation, Rule 172 under the 1933 Act, file any final Prospectus, including any supplement or amendment thereof, with the SEC pursuant to Rule 424 under the 1933 Act, promptly inform the Investors in writing if, at any time during the Effectiveness Period, the Company does not satisfy the conditions specified in Rule 172 and, as a result thereof, the Investors are required to deliver a Prospectus in connection with any disposition of Registrable Securities and take such other actions as may be reasonably necessary to facilitate the registration of the Registrable Securities hereunder;

(j)within two (2) Business Days after a Registration Statement which covers Registrable Securities is ordered effective by the SEC, the Company shall deliver to the Depositary (with copies to the Investors whose Registrable Securities are included in such Registration Statement) confirmation that such Registration Statement has been declared effective by the SEC; and

(k)with a view to making available to the Investors the benefits of Rule 144 (or its successor rule) and any other rule or regulation of the SEC that may at any time permit the Investors to sell the Private Placement ADSs to the public without registration, the Company covenants and agrees to: (i) make and keep adequate current public information available, as those terms are understood and defined in Rule 144, until the earlier of (A) six months after such date as all of the Private Placement ADSs may be sold without restriction (including any volume or manner-of-sale restrictions and taking into consideration the tacking provisions available under Rule 144) by the holders thereof pursuant to Rule 144 or any other rule of similar effect or (B) such date as all of the Private Placement ADSs shall have been resold; (ii) file with the SEC in a timely manner all reports and other documents required of the Company under the 1934 Act; and (iii) furnish to each Investor upon request, as long as such Investor owns any Private Placement ADSs, (A) a written statement by the Company that it has complied with the reporting requirements of the 1934 Act, (B) a copy of the Company’s most recent Annual Report on Form 20-F or Form 10-K, as the case may be, or quarterly financial statements on Form 6-K or Form 10-Q, as the case may be, and (C) such other information as may be reasonably requested in order to avail such Investor of any rule or regulation of the SEC that permits the selling of any such Registrable Securities without registration.

(l)without limiting the foregoing, use its commercially reasonable efforts to cause such Registrable Securities to be registered with or approved by such other governmental agencies or authorities as may be necessary by virtue of the business and operations of the Company to enable the holders of such Registrable Securities to consummate the disposition of such Registrable Securities in accordance with their intended method of distribution thereof, provided that in no event shall the Company be obligated to qualify to do business in any jurisdiction where it is not now so qualified or to take any action that would subject it to service of process in suits in any jurisdiction where it is not now so subject;

(m) notify the holders of Registrable Securities promptly of any request by the Commission for the amending or supplementing of such Registration Statement or Prospectus or for additional information; and

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(n)cooperate with the holders of the Registrable Securities to facilitate the timely preparation and delivery of certificates or uncertificated shares representing the Registrable Securities to be sold pursuant to such Registration Statement or Rule 144 free of any restrictive legends and representing such number of shares of Common Stock and registered in such names as the holders of the Registrable Securities may reasonably request to the extent permitted by such Registration Statement or Rule 144 to effect sales of Registrable Securities ; for the avoidance of doubt, the Company may satisfy its obligations hereunder without issuing physical stock certificates through the use of The Depository Trust Company’s Direct Registration System (the “DTCDRS”);

(o)not later than the effective date of such Registration Statement, provide a CUSIP number for all Registrable Securities and provide the applicable transfer agent with printed certificates or uncertificated shares for the Registrable Securities which are in a form eligible for deposit with The Depository Trust Company; for the avoidance of doubt, that the Company may satisfy its obligations hereunder without issuing physical stock certificates through the use of the DTCDRS;

(p)take no direct or indirect action prohibited by Regulation M under the Exchange Act; provided, that, to the extent that any prohibition is applicable to the Company, the Company will take all reasonable action to make any such prohibition inapplicable; and

(q)otherwise use its commercially reasonable efforts to take all other steps necessary to effect the registration of such Registrable Securities contemplated hereby to the extent provided for herein.

4.Due Diligence Review; Information.

The Company shall, upon reasonable prior notice, make available, during normal business hours, for inspection and review by the Investors, and attorneys, accountants, advisors to and representatives of the Investors (who may or may not be affiliated with the Investors) (collectively, the “Inspectors”), all pertinent financial and other records, and all other corporate documents and properties of the Company (collectively, the “Records”), as may be reasonably necessary for the purpose of such review, and cause the Company’s officers, directors and employees, within a reasonable time period, to supply all such information reasonably requested by the Inspectors (including, without limitation, in response to all questions and other inquiries reasonably made or submitted by any of them), prior to and from time to time after the filing and effectiveness of such Registration Statement for the sole purpose of enabling such Investor and its accountants and attorneys to conduct such due diligence for the purpose of establishing a due diligence defense to underwriter liability under the 1933 Act; provided, however, that each Inspector shall have agreed in writing to hold in strict confidence and to not make any disclosure (except to such Investor) or use of any Record or other information which the Company determines in good faith to be confidential, and of which determination the Inspectors are so notified, unless (a) the disclosure of such Records is necessary to avoid or correct a misstatement or omission in any Registration Statement or is otherwise required under the 1933 Act, (b) the release of such Records is ordered pursuant to a final, non-appealable subpoena or order from a court or government body of competent jurisdiction, or (c) the information in such Records has been made generally available to the public other than by disclosure in violation of this Section 4 or any other Transaction Document. Each Investor agrees that it shall, upon learning that disclosure of such Records is sought in or by a court or governmental body of competent jurisdiction or through other means,

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give prompt notice to the Company and allow the Company, at its expense, to undertake appropriate action to prevent disclosure of, or to obtain a protective order for, the Records deemed confidential.

Notwithstanding the foregoing, the Company shall not disclose material nonpublic information and/or inside information (as defined in Article 7 of MAR) to the Investors, or to advisors to or representatives of the Investors, unless prior to disclosure of such information the Company identifies such information as being material nonpublic information and/or inside information and provides the Investors, such advisors and such representatives with the opportunity to accept or refuse to accept such material nonpublic information and/or inside information for review and any Investor wishing to obtain such information enters into an appropriate confidentiality and non-use agreement with the Company with respect thereto.

5.Obligations of the Investors.

(a)Each Investor shall furnish in writing to the Company such information regarding itself, the Registrable Securities held by it and the intended method of disposition of the Registrable Securities held by it, as shall be reasonably required to effect the registration of such Registrable Securities, and shall execute such documents, including the Selling Securityholders Questionnaire, in connection with such registration as the Company may reasonably request. At least five (5) Business Days prior to the first anticipated filing date of any Registration Statement, the Company shall notify each Investor of the information the Company requires from such Investor if such Investor elects to have any of the Registrable Securities included in such Registration Statement. An Investor shall provide such information to the Company at least two (2) Business Days prior to the first anticipated filing date of such Registration Statement if such Investor elects to have any of the Registrable Securities included in such Registration Statement. It is agreed and understood that it shall be a condition precedent to the obligations of the Company to complete the registration pursuant to this Agreement with respect to the Registrable Securities of a particular Investor that (i) such Investor furnish to the Company such information regarding itself, the Registrable Securities held by it and the intended method of disposition of the Registrable Securities held by it as shall be reasonably required to effect the effectiveness of the registration of such Registrable Securities, and (ii) the Investor execute such documents in connection with such registration as the Company may reasonably request, including, without limitation, a waiver of its registration rights hereunder to the extent an Investor elects not to have any of its Registrable Securities included in a Registration Statement.

(b)Each Investor, by its acceptance of the Registrable Securities, agrees to cooperate with the Company as reasonably requested by the Company in connection with the preparation and filing of a Registration Statement hereunder, unless such Investor has notified the Company in writing of its election to exclude all of its Registrable Securities from such Registration Statement.

(c)Each Investor agrees that, upon receipt of any notice from the Company of either (i) the commencement of an Allowed Delay pursuant to Section 2.3(b) or (ii) the happening of an event pursuant to Section 3(h) hereof, such Investor will immediately discontinue disposition of Registrable Securities pursuant to any Registration Statement covering such Registrable Securities, until the Investor is advised by the Company that such dispositions may again be made.

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(d)Each Investor covenants and agrees that it will comply with the prospectus delivery requirements of the 1933 Act as applicable to it or an exemption therefrom in connection with sales of Registrable Securities pursuant to any Registration Statement.

6.Indemnification.

6.1.Indemnification by the Company. The Company will indemnify and hold harmless each Investor and its officers, directors, partners, members, employees, investment advisers and agents, and each other person, if any, who controls such Investor within the meaning of the 1933 Act, against any losses, claims, damages or liabilities, joint or several, to which they may become subject under the 1933 Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon (i) any untrue statement or alleged untrue statement or omission or alleged omission of any material fact contained in any Registration Statement, any preliminary Prospectus or final Prospectus, or any amendment or supplement thereof or (ii) any violation by the Company or its agents of any rule or regulation promulgated under the 1933 Act or 1934 Act applicable to the Company or its agents and relating to action or inaction required of the Company in connection with such registration, and will reimburse such Investor, and each such officer, director, partner, member, employee, investment adviser, agent and each such controlling person for any documented legal or other documented, out-of-pocket expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage or liability (or action in respect thereof); provided, however, that the Company will not be liable in any such case if and to the extent that any such loss, claim, damage or liability arises out of or is based upon (i) an untrue statement or alleged untrue statement or omission or alleged omission so made in conformity with information furnished by such Investor or any such controlling person in writing specifically for use in such Registration Statement or Prospectus, (ii) the use by an Investor of an outdated or defective Prospectus after the Company has notified such Investor in writing that such Prospectus is outdated or defective, (iii) an Investor’s failure to send or give a copy of the Prospectus or supplement (as then amended or supplemented), if required (and not exempted) to the Persons asserting an untrue statement or omission or alleged untrue statement or omission at or prior to the written confirmation of the sale of Registrable Securities, or (iv) an Investor’s bad faith, gross negligence, recklessness, fraud or willful misconduct.

6.2.Indemnification by the Investors. Each Investor agrees, severally but not jointly, to indemnify and hold harmless, to the fullest extent permitted by law, the Company, its directors, officers, employees, stockholders and each person who controls the Company (within the meaning of the 1933 Act) against any losses, claims, damages, liabilities and expense (including reasonable attorney fees) resulting from any untrue statement of a material fact or any omission of a material fact required to be stated in any Registration Statement or Prospectus or preliminary Prospectus or amendment or supplement thereto or necessary to make the statements therein not misleading, to the extent, but only to the extent that such untrue statement or omission is contained in any information furnished in writing by such Investor to the Company specifically for inclusion in such Registration Statement or Prospectus or amendment or supplement thereto.  In no event shall the liability of an Investor be greater in amount than the dollar amount of the proceeds (net of all expense paid by such Investor in connection with any claim relating to this Section 6 and the amount of any damages such Investor has otherwise been required to pay by reason of such untrue

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statement or omission) received by such Investor upon the sale of the Registrable Securities included in such Registration Statement giving rise to such indemnification obligation.

6.3.Conduct of Indemnification Proceedings. Any person entitled to indemnification hereunder shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification and (ii) permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party; provided that any person entitled to indemnification hereunder shall have the right to employ separate counsel and to participate in the defense of such claim, but the fees and expenses of such counsel shall be at the expense of such person unless (a) the indemnifying party has agreed in writing to pay such fees or expenses, (b) the indemnifying party shall have failed to assume the defense of such claim and employ counsel reasonably satisfactory to such person or (c) in the reasonable judgment of any such person, based upon written advice of its counsel, a conflict of interest exists between such person and the indemnifying party with respect to such claims (in which case, if the person notifies the indemnifying party in writing that such person elects to employ separate counsel at the expense of the indemnifying party, the indemnifying party shall not have the right to assume the defense of such claim on behalf of such person); and provided, further, that the failure of any indemnified party to give written notice as provided herein shall not relieve the indemnifying party of its obligations hereunder, except to the extent that such failure to give notice shall materially adversely affect the indemnifying party in the defense of any such claim or litigation. It is understood that the indemnifying party shall not, in connection with any proceeding in the same jurisdiction, be liable for fees or expenses of more than one separate firm of attorneys at any time for all such indemnified parties. No indemnifying party will, except with the consent of the indemnified party, which shall not be unreasonably withheld or conditioned, consent to entry of any judgment or enter into any settlement that does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect of such claim or litigation.

6.4.Contribution. If for any reason the indemnification provided for in the preceding Sections 6.1 and 6.2 is unavailable to an indemnified party or insufficient to hold it harmless, other than as expressly specified therein, then the indemnifying party shall contribute to the amount paid or payable by the indemnified party as a result of such loss, claim, damage or liability in such proportion as is appropriate to reflect the relative fault of the indemnified party and the indemnifying party, as well as any other relevant equitable considerations. No person guilty of fraudulent misrepresentation within the meaning of Section 11(f) of the 1933 Act shall be entitled to contribution from any person not guilty of such fraudulent misrepresentation. Except to the extent that any such losses, claims, damages or liabilities are finally judicially determined to have resulted from a holder of Registrable Securities’ bad faith, gross negligence, recklessness, fraud or willful misconduct, in no event shall the contribution obligation of such holder be greater in amount than the dollar amount of the proceeds (net of all expenses paid by such holder in connection with any claim relating to this Section 6 and the amount of any damages such holder has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission) received by it upon the sale of the Registrable Securities giving rise to such contribution obligation.

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7.Preservation of Rights. The Company shall not enter into any agreement, take any action, or permit any change to occur, with respect to its securities that violates or subordinates the rights expressly granted to the holders of Registrable Securities in this Agreement.

8.Miscellaneous.

8.1.Amendments and Waivers. This Agreement may be amended only by a writing signed by the Company and the Required Investors; provided that no such amendment shall be effective to the extent that it applies to less than all of the Investors or holders of Registrable Securities. The Company may take any action herein prohibited, or omit to perform any act herein required to be performed by it, only if the Company shall have obtained the written consent to such amendment, action or omission to act of the Required Investors.

8.2.Notices. All notices and other communications provided for or permitted hereunder shall be made as set forth in Section 10.4 of the Purchase Agreement.

8.3.Assignments and Transfers by Investors. The provisions of this Agreement shall be binding upon and inure to the benefit of the Investors and their respective successors and assigns.  An Investor may transfer or assign, in whole or from time to time in part, to one or more persons its rights hereunder in connection with the transfer of Registrable Securities by such Investor to such person; provided that (i) the Investor agrees in writing with the transferee or assignee to assign such rights and a copy of such agreement is furnished to the Company within a reasonable time after such assignment; (ii) the Company is, within a reasonable time after such transfer or assignment, furnished with written notice of (A) the name and address of such transferee or assignee and (B) the securities with respect to which such registration rights are being transferred or assigned; (iii) immediately following such transfer or assignment the further disposition of such securities by the transferee or assignee is restricted under the 1933 Act or applicable state securities laws; (iv) at or before the time the Company receives the written notice contemplated by clause (ii) of this sentence the transferee or assignee agrees in writing with the Company to be bound by all of the provisions contained herein; (v) such transfer shall have been made in accordance with the applicable requirements of the Purchase Agreement and (vi) unless the transferee or assignee is an Affiliate of, and after such transfer or assignment continues to be an Affiliate of, such Investor, the amount of Registrable Securities transferred or assigned to such transferee or assignee represents at least $1.0 million of Registrable Securities (based on the then-current market price of the ADSs).

8.4.Assignments and Transfers by the Company. This Agreement may not be assigned by the Company (whether by operation of law or otherwise) without the prior written consent of the Required Investors, provided, however, that in the event that the Company is a party to a merger, consolidation, share exchange or similar business combination transaction in which the Securities (or the Private Placement Shares) are converted into the equity securities of another Person, from and after the effective time of such transaction, such Person shall, by virtue of such transaction, be deemed to have assumed the obligations of the Company hereunder, the term “Company” shall be deemed to refer to such Person and the term “Registrable Securities” shall be deemed to include the securities received by the Investors in connection with such transaction unless such securities are otherwise freely tradable by the Investors after giving effect to such transaction.

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8.5.Benefits of the Agreement. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective permitted successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

8.6.Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signatures complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

8.7.Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

8.8.Severability. Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof but shall be interpreted as if it were written so as to be enforceable to the maximum extent permitted by applicable law, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. To the extent permitted by applicable law, the parties hereby waive any provision of law which renders any provisions hereof prohibited or unenforceable in any respect.

8.9.Further Assurances. The parties shall execute and deliver all such further instruments and documents and take all such other actions as may reasonably be required to carry out the transactions contemplated hereby and to evidence the fulfillment of the agreements herein contained.

8.10.Entire Agreement. This Agreement and the other Transaction Documents are intended by the parties as a final expression of their agreement and intended to be a complete and exclusive statement of the agreement and understanding of the parties hereto in respect of the subject matter contained herein. This Agreement and the other Transaction Documents supersede all prior agreements and understandings between the parties with respect to such subject matter.

8.11.Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York.  Each of the parties hereto irrevocably submits to the exclusive jurisdiction of the courts of the State of New York located in New York County and the United States District Court for the Southern District of New York for the purpose of any suit, action, proceeding or judgment relating to or arising out of this Agreement and the transactions contemplated hereby.  Service of process in connection with any such suit, action or proceeding may be served on each party hereto anywhere in the world by the same methods as are specified for the giving of notices under this Agreement.  Each of the parties hereto irrevocably consents to the jurisdiction of any such court in any such suit, action or proceeding and to the laying of venue in such court.  Each party hereto irrevocably waives any objection to the laying of venue of any such suit, action or proceeding brought in such courts and irrevocably waives any claim that any

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such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.  EACH OF THE PARTIES HERETO WAIVES ANY RIGHT TO REQUEST A TRIAL BY JURY IN ANY LITIGATION WITH RESPECT TO THIS AGREEMENT AND REPRESENTS THAT COUNSEL HAS BEEN CONSULTED SPECIFICALLY AS TO THIS WAIVER.

8.12.Cumulative Remedies. The remedies provided herein are cumulative and not exclusive of any remedies provided by law.

[Signature Page Follows]

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IN WITNESS WHEREOF, the parties have executed this Agreement or caused their duly authorized officers to execute this Agreement as of the date first above written.

COMPANY:

SILENCE THERAPEUTICS PLC

By:
Name:	Mark Rothera
Title:	President and Chief Executive Officer

[Signature Page to Registration Rights Agreement]

IN WITNESS WHEREOF, the parties have executed this Agreement or caused their duly authorized officers to execute this Agreement as of the date first above written.

INVESTOR:

By:
Name:
Title:

EXHIBIT A

Selling Securityholder Questionnaire

The undersigned beneficial owner of ordinary shares (the “Registrable Securities”), nominal value £0.05 per share of Silence Therapeutics plc, a public limited company incorporated under the laws of England and Wales (the “Company”), understands that the Company has filed or intends to file with the Securities and Exchange Commission (the “Commission”) a registration statement (the “Registration Statement”) for the registration and resale under Rule 415 of the Securities Act of 1933, as amended, of the Registrable Securities, in accordance with the terms of the Registration Rights Agreement (the “Registration Rights Agreement”) to which this document is annexed. A copy of the Registration Rights Agreement is available from the Company upon request at the address set forth below. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Registration Rights Agreement.

Certain legal consequences arise from being named as a selling securityholder in the Registration Statement and the related prospectus. Accordingly, holders and beneficial owners of Registrable Securities are advised to consult their own securities law counsel regarding the consequences of being named or not being named as a selling securityholder in the Registration Statement and the related prospectus.

NOTICE

The undersigned beneficial owner (the “Selling Stockholder”) of Registrable Securities hereby elects to include the Registrable Securities owned by it in the Registration Statement.

The undersigned hereby provides the following information to the Company and represents and warrants that such information is accurate:

QUESTIONNAIRE

1.	Name.

(a)Full Legal Name of Selling Securityholder

(b)Full Legal Name of Registered Holder (if not the same as (a) above) through which Registrable Securities are held:

(c)Full Legal Name of Natural Control Person (which means a natural person who directly or indirectly alone or with others has power to vote or dispose of the securities covered by this Questionnaire):

2.	Address for Notices to Selling Securityholder:

Telephone:

Fax:

Contact Person:

3.	Broker-Dealer Status:
(a)	Are you a broker-dealer?

Yes ☐ No ☐

(b)	If “yes” to Section 3(a), did you receive your Registrable Securities as compensation for investment banking services to the Company?

Yes ☐ No ☐

Note:	If “no” to Section 3(b), the Commission’s staff has indicated that you should be identified as an underwriter in the Registration Statement.
(c)	Are you an affiliate of a broker-dealer?

Yes ☐ No ☐

(d)

If you are an affiliate of a broker-dealer, do you certify that you purchased the Registrable Securities in the ordinary course of business, and at the time of the purchase of the Registrable Securities to be resold, you had no agreements or understandings, directly or indirectly, with any person to distribute the Registrable Securities?

Yes ☐ No ☐

Note:	If “no” to Section 3(d), the Commission’s staff has indicated that you should be identified as an underwriter in the Registration Statement.
4.	Beneficial Ownership of Securities of the Company Owned by the Selling Securityholder.

Except as set forth below in this Item 4, the undersigned is not the beneficial or registered owner of any securities of the Company other than the securities issuable pursuant to the Purchase Agreement.

(a)	Type and Amount of other securities beneficially owned by the Selling Securityholder:
5.	Relationships with the Company:

Except as set forth below, neither the undersigned nor any of its affiliates, officers, directors or principal equity holders (owners of 5% of more of the equity securities of the undersigned) has held any position or office or has had any other material relationship with the Company (or its predecessors or affiliates) during the past three years.

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State any exceptions here:

The undersigned agrees to promptly notify the Company of any material inaccuracies or changes in the information provided herein that may occur subsequent to the date hereof at any time while the Registration Statement remains effective; provided, that the undersigned shall not be required to notify the Company of any changes to the number of securities held or owned by the undersigned or its affiliates.

By signing below, the undersigned consents to the disclosure of the information contained herein in its answers to Items 1 through 5 and the inclusion of such information in the Registration Statement and the related prospectus and any amendments or supplements thereto. The undersigned understands that such information will be relied upon by the Company in connection with the preparation or amendment of the Registration Statement and the related prospectus and any amendments or supplements thereto.

In Witness Whereof the undersigned, by authority duly given, has caused this Notice and Questionnaire to be executed and delivered either in person or by its duly authorized agent.

Date:	Beneficial Owner: By: Name: Title:

PLEASE OR EMAIL A .PDF COPY OF THE COMPLETED AND EXECUTED NOTICE AND QUESTIONNAIRE TO:

[Contact Info]

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EXHIBIT C

Investor Questionnaire

(ALL INFORMATION WILL BE TREATED CONFIDENTIALLY)

To:Silence Therapeutics plc

This Investor Questionnaire (the “Questionnaire”) must be completed by each potential investor in connection with the offer and sale of American Depositary Shares (“ADSs”), each representing three ordinary shares of nominal value £0.05 each (“Ordinary Shares”) in the capital of Silence Therapeutics plc, a company incorporated under the laws of England and Wales (the “Company”).  The ADSs are being offered and sold by the Company without registration under the Securities Act of 1933, as amended (the “Act”), and the securities laws of certain states, in reliance on Regulation D promulgated thereunder and in reliance on similar exemptions under applicable state laws.  The Company must determine that a potential investor meets certain suitability requirements before offering or selling ADSs to such investor.  The purpose of this Questionnaire is to assure the Company that each investor will meet the applicable suitability requirements.  The information supplied by you will be used in determining whether you meet such criteria, and reliance upon the private offering exemptions from registration is based in part on the information herein supplied.

This Questionnaire does not constitute an offer to sell or a solicitation of an offer to buy any security.  Your answers will be kept strictly confidential.  However, by signing this Questionnaire, you will be authorizing the Company to provide a completed copy of this Questionnaire to such parties as the Company deems appropriate in order to ensure that the offer and sale of the ADSs will not result in a violation of the Act or the securities laws of any state and that you otherwise satisfy the suitability standards applicable to purchasers of the ADSs.  All potential investors must answer all applicable questions and complete, date and sign this Questionnaire.  Please print or type your responses and attach additional sheets of paper if necessary to complete your answers to any item.

PART A.BACKGROUND INFORMATION

Name of Beneficial Owner of the ADSs:

Business Address:
(Number and Street)

(City)	(State)	(Zip Code)

Telephone Number: (___)

If a corporation, partnership, limited liability company, trust or other entity:
Type of entity:
State of formation:
Approximate Date of formation:

Were you formed for the purpose of investing in the securities being offered?

Yes ____    No____

If an individual:

Residence Address:
(Number and Street)

(City)	(State)	(Zip Code)

Telephone Number: (___)

Age:	Citizenship:	Where registered to vote:

Set forth in the space provided below the state(s), if any, in the United States in which you maintained your residence during the past two years and the dates during which you resided in each state:

Are you a director or executive officer of the Company?

Yes ____    No____

Social Security or Taxpayer Identification No.

PART B.ACCREDITED INVESTOR QUESTIONNAIRE

In order for the Company to offer and sell the ADSs in conformance with state and federal securities laws, the following information must be obtained regarding your investor status. Please initial each category applicable to you as a purchaser of ADSs of the Company.

__ (1)

A bank as defined in Section 3(a)(2) of the Securities Act, or any savings and loan association or other institution as defined in Section 3(a)(5)(A) of the Securities Act whether acting in its individual or fiduciary capacity;

__ (2)	A broker or dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934;

__ (3)	An insurance company as defined in Section 2(13) of the Securities Act;

__ (4)	An investment company registered under the Investment Company Act of 1940 or a business development company as defined in Section 2(a)(48) of that Act;

__ (5)	A Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958;

__ (6)

A plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000;

__ (7)

An employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974, if the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000 or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors;

__ (8)	A private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

__ (9)

An organization described in Section 501(c)(3) of the Internal Revenue Code, a corporation, Massachusetts or similar business trust, or partnership, not formed for the specific purpose of acquiring the ADSs, with total assets in excess of $5,000,000;

__ (10)

A trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the ADSs, whose purchase is directed by a sophisticated person who has such knowledge and experience in financial and business matters that such person is capable of evaluating the merits and risks of investing in the Company;

___(11)	A natural person whose individual net worth, or joint net worth with that person’s spouse, at the time of his purchase exceeds $1,000,000;

___(12)

A natural person who had an individual income in excess of $200,000 in each of the two most recent years, or joint income with that person’s spouse in excess of $300,000, in each of those years, and has a reasonable expectation of reaching the same income level in the current year;

___(13)	An executive officer or director of the Company;

___(14)

An entity in which all of the equity owners qualify under any of the above subparagraphs. If the undersigned belongs to this investor category only, list the equity owners of the undersigned, and the investor category which each such equity owner satisfies.

A.	FOR EXECUTION BY AN INDIVIDUAL:

By
Date
Print Name:

B.	FOR EXECUTION BY AN ENTITY:

Entity Name:

By
Date
Print Name:
Title:

C.	ADDITIONAL SIGNATURES (if required by partnership, corporation or trust document):

Entity Name:

By
Date
Print Name:
Title:

Entity Name:

By
Date
Print Name:
Title:

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